Fisher Scientific International Inc.

adapt + adept =

03





FISHER SCIENTIFIC INTERNATIONAL INC. 2003 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Years Ended December 31,	2003	2002	2001
in millions, except per share amounts			
Sales	$3,564.4	$3,238.4	$2,880.0
Income from operations	258.6	245.1	131.1
Adjusted income from operations	276.7	242.9	209.0
Adjusted EBITDA	360.0	311.3	267.1
Diluted EPS	$ 1.29	$ 0.87	$ 0.31
Adjusted diluted EPS	$ 2.36	$ 1.77	$ 1.31

See Supplementary Information on page 23, "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for information regarding goodwill amortization, nonrecurring and restructuring-related charges and the cumulative effect of an accounting change.



ABOUT FISHER SCIENTIFIC INTERNATIONAL INC. As a world leader in serving science, Fisher Scientific International Inc. (NYSE: FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. Fisher's customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research and clinical-laboratory markets. Additional information about Fisher is available on the company's Web site at www.fisherscientific.com.

TABLE OF CONTENTS

02 AT A GLANCE Learn about Fisher Scientific's principal markets, customer base, strengths, product and service offering and business segments.

07 LETTER TO SHAREHOLDERS

13 RESPOND TO CHANGING MARKETS One of Fisher's greatest strengths is its ability to perceive and pursue new growth opportunities.

14 LEVERAGE GLOBAL TRENDS Understanding how global changes affect its customers enables Fisher to anticipate and meet their evolving needs.

16 EXCEED CUSTOMER EXPECTATIONS Fisher goes far beyond providing products and services to its customers and becomes a valued resource, adviser and partner.

18 THRIVE A diverse customer base, global reach, broad product and service offering and strong brands have made Fisher successful through the ups and downs of past economic cycles.

20 Q&A Fisher's corporate officers answer investors' most frequently asked questions.

22 FINANCIAL REVIEW

62 CORPORATE INFORMATION

63 DIRECTORS, OFFICERS AND BIOTECHNOLOGY COUNCIL

adapt + adept =

[Adapt: vt to adjust oneself to new circumstances + Adept: adj highly skilled; n an expert]

thrive

Where there is change, there is opportunity. For more than 100 years, that has been Fisher Scientific's dynamic approach to its business. The company continues to **grow** by **adeptly** anticipating change and **adapting** to it. New opportunities emerge every day from advances in science, shifts in our markets, and changes in the world at large – and we embrace them. As our environment evolves, so do we, ensuring our success today and in the future.

Fisher Scientific At a Glance

BUSINESS SEGMENTS | REPRESENTATIVE PRODUCTS AND SERVICES



Boguslawa Dworecki, associate scientist at Fisher's R&D labs in Rockford, Ill.

SCIENTIFIC PRODUCTS AND SERVICES

Proprietary Protein, DNA and Cell-Culture Products

- Products for the characterization, purification and immunodetection of proteins
- Cell-culture media, sera and sterile-liquid-handling systems for biopharmaceutical research and production
- RNA Technology, including RNAi and siRNA, for life-science research and drug discovery
- Microbiological culture media and products that test for bacterial contamination

Fine and High-Purity Chemistry

- High-purity solvent applications for DNA synthesis and separation science
- Laboratory reagents, organic chemicals and organic-synthesis products
- Combinatorial library services, with a specialization in diverse drug-like molecules
- Custom synthesis in development and production quantities
- Related chemical services



Dr. Stephen E. Sallan, chief of staff at Dana-Farber Cancer Institute in Boston

HEALTHCARE PRODUCTS AND SERVICES

Clinical-Testing Supplies and Equipment

- General supplies and consumables for clinical and reference labs
- Instrument systems for clinical chemistry, immunoassay, hematology, coagulation and microbiology
- Products used in histology, cytology and molecular-diagnostic testing



Jennifer Aurandt, graduate student at the University of Michigan Life Sciences Institute

LAB WORKSTATIONS

Lab Workstations

- Top-of-the-line laboratory workstations, benches and casework in a wide variety of choice materials
- Custom lab furnishings to support architectural design specifications

FINANCIALS AND FACTS

KEY FINANCIALS 2003

Revenue	$3.6 billion
Operating Income	$259 million

FAST FACTS – MARCH 2004

Founded: 1902
Stock Symbol: NYSE – FSH
Customers: 350,000
Countries Served: 145
Number of Employees: 11,050
Products: 600,000
Revenue from Consumable Products: 80 percent
Suppliers: 6,000
Distribution Centers: 40
Daily Shipments: 30,000
Sales and Customer-Service Professionals – 3,125, including:

- 1,550 Sales Representatives
- 375 Technical Specialists
- 1,200 Customer-Service Representatives

STRENGTHS

- Fisher Scientific Brand Name
- Broad Portfolio of Products and Services
- Premier Proprietary Product Offering
- Industry-Leading Global Sales Network
- Procurement-Technology Expertise
- State-of-the-Art Logistics Capabilities

SEE FOLDOUT FOR MORE

DIVERSE CUSTOMER BASE


CLINICAL LAB 25%
Reference/Other Labs 8%
Hospitals 17%
SCIENTIFIC RESEARCH 75%
23% Pharma/Biotech
11% Colleges/Universities
8% Medical Research
33% Other*

*Includes food/agriculture, environmental testing, governments, chemical and other industrial companies.

NO CUSTOMER › 2.5%

2003 SALES BY SEGMENT*


Scientific Products and Services
$2.5 BILLION
Healthcare Products and Services
$877 MILLION
Lab Workstations
$206 MILLION

*Note: Segment results exclude $20 million of eliminations.



REPRESENTATIVE BRANDS

PERFORMANCE

PIERCE

HyClone

DHARMACON RNA TECHNOLOGIES

Fisher Chemical

OXOID

ACROS ORGANICS

MAYBRIDGE

MIMOTOPES

ENDOGEN

Fisher Clinical Services

Fisherbrand

SCIENTIFIC PRODUCTS AND SERVICES SALES
IN MILLIONS



2003
$2,501
2002
$2,258
2001
$1,974

Fisher HealthCare
A Fisher Scientific Company

Fisher Diagnostics

ATOS MEDICAL

MAS Medical Analysis Systems, Inc.

Pacific Hemostasis

HEALTHCARE PRODUCTS AND SERVICES SALES
IN MILLIONS



2003
$877
2002
$807
2001
$747

Fisher Hamilton

Horizon®

Concept

SafeAire®

Pioneer

LAB WORKSTATIONS SALES
IN MILLIONS



2003
$206
2002
$194
2001
$179



Pharmaceutical Services
- State-of-the-art cGMP packaging, labeling, distribution and tracking of clinical-trial supplies
- Repackaging and distribution of customized quantities of pharmaceutical intermediates
- Synthesis capability for intermediates, supported by strong development chemistry and kilo manufacture to cGMP standards
- Manufacturing scale-up from research to production quantities
- Analytical product testing and validation

Other Value-Added Services
- Cost-optimization programs
- End-to-end procurement services
- Supply-chain management services
- Lab-startup programs
- Proprietary funds-tracking software
- On-site service, repair and calibration of equipment

General Lab Supplies, Equipment and Consumables
- Broad offering of consumables and supplies
- Bioreagents; biochemicals; specialty antibodies and proteins
- Automated instrumentation and high-throughput screening reagents and supplies
- Bench-top lab equipment and instrumentation

Safety Supplies, Equipment and Services
- Personal-protection supplies and equipment
- Complete support for first responders
- Environmental-monitoring equipment
- Chemical/biological contamination testing

Manufacturing and Production Products and Services
- Process controls such as temperature, pressure and pH instruments
- Fluid-management systems including flow-control equipment, pumps, valves and fittings

Educational Products for K-12 Science Classes

- Broad selection of rapid-diagnostic kits for routine testing for drugs of abuse as well as life-threatening conditions – such as cardiovascular disease and viral infections

Medical Devices
- Voice prostheses and other products for patients who have had laryngectomies
- Products for obesity control

Diagnostic Products and Services
- Design, development, production and packaging of diagnostic tests and test kits
- Antibody purification and organic synthesis

- Complete line of mobile lab workstations to enable rapid reconfiguration
- Highly efficient laboratory fume hoods and bio-safety cabinets
- Complete laboratory design and installation services

Select Product Names
MAX/Lab™, MAX/Wall®, MAX/Mobile® and DuraMax™, among others



From left:
PAUL M. MEISTER
Vice Chairman

PAUL M. MONTRONE
Chairman and Chief Executive Officer

DAVID T. DELLA PENTA
President and Chief Operating Officer

DEAR INVESTORS:

Fisher Scientific had another outstanding year. Our company performed well in a rather difficult economic climate that persisted due to a slower-than-expected recovery in 2003. We achieved record sales and earnings while operating income and free-cash flow also reached all-time highs.

During the year, we made decisive moves to solidify our growth and enhance our position in the life-science market. We were steadfast in our determination to execute our growth strategy. More specifically, we made significant progress executing on three key initiatives to drive profit growth, which were articulated in my letter to investors last year: **1) Pursue promising acquisition candidates; 2) Improve our margins by increasing sales of proprietary products and services, reducing product costs and consolidating facilities; and 3) Increase our cash flow.**

In March 2004, we announced that we will combine our company with Apogent Technologies Inc. This announcement represents a major milestone for our company. Apogent, with revenues of $1.1 billion, is a diversified leading provider of laboratory and life-science products for healthcare diagnostics and scientific research. The company fits perfectly with our strategic objectives.

The combination with Apogent will further advance our participation in the high-growth life-science marketplace. It will also strengthen our healthcare business, providing opportunities for many synergies and bringing together industry-leading brands and products specifically targeted at clinical-lab testing. Our customers will also benefit from a more integrated and efficient global supply network as well as a broad and innovative offering of products and services. We expect to close on the Apogent transaction early in the third quarter of 2004.


SALES IN BILLIONS
$2.9
$3.2
$3.6
2001
2002
2003

Throughout this letter, I will include additional information on how the combination with Apogent and its operating units will enhance our business.

EXPANDING OUR LIFE-SCIENCE FOOTPRINT

In 2003, we took an important step to strengthen our position in the life-science market by acquiring Perbio Science AB. The company is a leading global manufacturer of cell-culture and bioresearch products with gold-plated brands such as Pierce and HyClone. Its products, technologies and services increase the efficiency and reduce the cost of protein-related research and the production of protein- and nucleic acid-based drugs. The market in which it competes is estimated to be growing at 10 percent to 12 percent annually as drug-discovery research shifts toward proteomics.

Adding the life-science product portfolio of Apogent to the acquisitions we made early in 2004 of privately held Oxoid Group Holdings Limited and Dharmacon, Inc. will more than double our annual sales of life-science-related products and services to $1.1 billion. The Apogent combination will also more than double to approximately 800 our team of life-science, chemical and technical specialists, who are part of our larger global sales force. Our customers will benefit from the knowledge and product expertise provided by Fisher's highly specialized sales professionals.

Oxoid, with revenues of $155 million, is one of the world's leading manufacturers of microbiological culture media and other products that test for bacterial contamination. The company's products are used in microbiology-research laboratories and in biopharmaceutical production and process validation.

The combination of Oxoid with Apogent's Remel business will create a $275 million microbiological unit within Fisher. These product lines complement our HyClone offering in biopharma production, and we believe we can capture untapped growth opportunities through this strategic combination.

Dharmacon is the global leader in RNA technology, including RNA interference (RNAi) and small interfering RNA (siRNA). RNAi is a powerful tool used to screen thousands of genes. Its ability to quickly and systematically prevent RNA molecules from synthesizing proteins increases the efficiency of the drug-discovery process. RNAi and the design and production of siRNA are among the most active areas of biological research today.

In 2002, *Science* magazine named small RNAs the breakthrough discovery of the year. The journal cited the remarkable ability of RNA to control DNA — silencing genes or altering their expression. It remained on its top 10 list of breakthroughs in 2003, keeping scientists "on the edge of their seats," as biologists intensified their research activity.

With efforts to sequence the human genome winding down, functional genomics and proteomics are the focus of today's research, and these fields are propelling the drug-development process forward. Biologists continue to study the role that RNA molecules play in modulating gene expression and, more specifically, how harnessing their power could combat disease. These advanced technology tools enable our biotech, pharmaceutical and other scientific-research customers to better understand responses to drug therapies.

OPERATING INCOME
IN MILLIONS


$277
$245
$259
$243
$209
$131
2001
2002
2003
ADJUSTED
GAAP

*See Supplementary Information on Page 23

Studying gene function is accomplished at the DNA, RNA and protein levels. As we began 2003, our life-science portfolio included purification kits, thermal cyclers and other products for studying DNA. Perbio gave us a foothold in proprietary tool kits for studying protein interactions. With the acquisition of Dharmacon, Fisher is well positioned to offer products and tools across the central paradigm of biology. The potential to combine our products in offerings designed to simplify research is truly exciting. As RNAi applications evolve, it is widely believed that the market will continue to grow rapidly. And by virtue of our acquisition of Dharmacon, we will be able to capitalize on that growth.

IMPROVING OUR MARGINS

With the previously mentioned acquisitions of product-focused companies, we continue to expand our portfolio of proprietary products. These include self-manufactured products and products for which we serve as the exclusive provider.

The broad range of Apogent-manufactured products will significantly bolster our proprietary-product portfolio, which creates revenue opportunities, increases our margins and drives earnings growth. In 2004, these Apogent products together with Oxoid's and Dharmacon's will bring our higher-margin proprietary products to approximately 60 percent of our total annual sales.

In 2003, we maintained focus on strengthening our international operations and built on the momentum of the previous two years. Sales outside the United States increased to 20 percent of our total sales in 2003. Since 2001, we improved our overall margins and working capital as well as enhanced our international capabilities. The addition of Oxoid's and Apogent's international businesses will fortify Fisher's worldwide presence. In 2004, sales outside the United States will grow to 24 percent of our total sales.

In the U.S. market, we continued our progress in streamlining distribution centers to optimize our logistics capabilities. In July, we opened a new distribution center in Chino, Calif., which replaces two smaller facilities in Southern California. The new state-of-the-art facility incorporates our high-tech warehouse-management system, which makes distribution to our customers more efficient – a competitive advantage for us and a significant benefit to them.

INCREASING OUR CASH FLOW

Cash flow from operations reached a record $218 million in 2003, reflecting robust earnings and our focus on working-capital improvements. The strong cash flow provided us with a platform for pursuing acquisitions and other opportunities to build our business.

We took advantage of capital market conditions in 2003 to enhance our balance sheet. As a result of $1.45 billion in debt refinancings, we have lengthened the maturity profile of our debt from five to seven years and have decreased our average borrowing costs by approximately 250 basis points to 5.6 percent. Additionally, we raised $260 million in an equity offering that contributed to this refinancing effort and gave us the flexibility to acquire Dharmacon and Oxoid in early 2004.

Overall, it was an opportune time to refinance and prepare our balance sheet for future growth. And going forward, the Apogent combination will generate significantly greater free-cash flow, enabling us to continue pursuing high-growth opportunities.

FISHER'S FUTURE

The company's performance was reflected in the market value of our stock, which appreciated 37.5 percent in 2003. And while we are proud of our accomplishments last year, we will not rest on our laurels. We will continue to execute on our three principal strategies and seize opportunities that will enhance profits.

The market dynamics supporting our revenue growth continue to be favorable. Global research-and-development spending is steadily increasing, supporting the demand for a wide range of consumable products and equipment across our portfolio. Pharmaceutical companies continue to face pressure to reduce their costs, leading them to outsource many of the services we provide, including custom-chemical synthesis; packaging, distribution and the management of clinical-trial supplies; as well as inventory-management and supply-chain support. This helps our customers increase their efficiency in developing new medicines. The aging of the population will also continue to influence our businesses by increasing clinical testing as well as research for new diagnostics and treatments. Finally, the many facets of improving our nation's security – which include testing for biological and chemical contamination – accelerate the demand for a wide variety of our products that address safety concerns.

We express our gratitude to our customers, suppliers, directors and investors for their ongoing support. We also appreciate and thank our more than 11,000 employees for their dedication, focus and expertise. With their passion and commitment to the business, I am confident we will continue Fisher's growth in this decade and beyond.

Paul M. Montrone
Chairman and Chief Executive Officer

March 26, 2004

adapt + adept = thrive



Surbhi Desai, senior research scientist for Pierce in Rockford, Ill., analyzes a Precise™ Protein Gel, used in polyacrylamide gel electrophoresis (PAGE). Researchers perform PAGE to separate and characterize proteins. This process follows protein-to-protein interaction studies, which help drug-discovery researchers understand how the interaction of proteins will affect the efficacy of a potential drug. Pierce introduced Precise Protein™ Gels and ProFound™ Protein:Protein Interaction Kits in 2003.



adapt = respond to changing markets

After more than 100 years, Fisher Scientific is still serving science. But Chester G. Fisher, who founded the company in 1902, would surely marvel at the many new ways in which the company is carrying out its mission today. Despite his uncanny ability to understand the needs of scientists of his time, he could not have foreseen the emergence of genomics and proteomics as frontiers of scientific research or the tools that such research would require. Nor could he have envisioned all of the implications of the aging population or today's concerns over biological contamination. But, he certainly would be pleased with the way the company has responded to these developments. It is precisely because of his original mission that the company continues to adapt to new discoveries and advancements in science and new customer needs created by those changes. This ability to anticipate change and adapt to it is the key to Fisher's success.

Fisher continuously surveys the scientific landscape. Our Biotechnology Council – comprised of renowned scientists at the forefront of innovation and technology in their fields – helps us to understand emerging trends and the changing needs of scientists, allowing us to adapt accordingly.

Fisher's strong revenue flow, driven by its consumable-product portfolio and diverse customer base, enables the company to pursue new growth opportunities while reducing the risk to investors and delivering consistent financial performance. With the acquisition in 2003 of Perbio Science, and the most recent acquisitions of Oxoid and Dharmacon, we're investing in life science, where we believe market dynamics will drive growth. By enhancing our proprietary portfolio of higher-margin specialized products and services, the company is positioned to capitalize on the long-term opportunities in that field. Perbio added protein-research and cell-culture products and technologies and gave us a leadership position in the life-science industry. Oxoid brings microbiological culture media and other products that test for bacterial contamination, and Dharmacon provides innovative RNA technology. These acquisitions expand our life-science footprint and position us to offer our customers products, systems and services supporting research into the fundamental building blocks of life – DNA, RNA and proteins.

Our pharmaceutical customers face continued pressure to reduce costs, and they turn to us to provide products and services that drive greater efficiency and lower their cost of drug development – from small-scale, custom-chemical synthesis to packaging and distribution of clinical-trials supplies.

The aging population continues to drive demand for clinical testing and for development of new tests and therapies to treat chronic diseases. Fisher benefits from this trend because we serve the research scientists working on new diagnostics, the clinical laboratories conducting tests and the biotechnology and pharmaceutical companies developing and manufacturing new medicines.

In so many ways, Fisher is adept at adapting to a changing world. Yet, one thing will always remain, and that is our commitment to our customers. Serving the customer has been Fisher's mission since the company began, and we continue to be guided by the founder's insistence on putting the customer first.



adapt = leverage
global trends



Responding to global trends means being ready to meet the changing needs of our customers – from providing biohazard-detection and personal-protection products for customers in scientific research, government and industry to global procurement and packaging and distribution of clinical-trial supplies for large multinational pharmaceutical companies. Aventis, which operates laboratories in the United States and Europe, including one in Frankfurt, Germany, pictured here, is one of Fisher's global pharmaceutical customers. Aventis relies on Fisher to maximize the efficiency of its supply chain through product standardization and conversion and third-party procurement programs.

The world changes daily, and Fisher is attuned to developments that involve our customers. Identifying a shift in one industry, Fisher created a global procurement strategy for its pharmaceutical customers. Many of these companies operate with multiple and disparate operations worldwide. We eliminate geographical boundaries, increase efficiency and reduce costs for them in many ways. For example, we assign a global account team to provide a single point of contact for all of their ordering and customer-service needs. We offer our full range of products and services worldwide and can manage all of their laboratory purchases – including orders from suppliers that are not part of our traditional vendor base. We help them standardize the products they use and convert to more economical alternatives, and we negotiate supplier agreements to achieve cost savings. Our customers can obtain virtually everything from Fisher – saving critical time and money.

In another development, countries around the world are focusing their attention on bolstering their safety and security. Government, industry and the scientific community worldwide continue to face concerns over the threat of terrorism, and there is an increasing demand to test for contaminants – whether driven by health concerns or security fears. Nowhere is that trend more prevalent than in the United States.

With its full line of safety products, Fisher Scientific has capitalized on the opportunities created by increased domestic-preparedness spending. Instead of relying on selling its products only through traditional sales-force and catalog channels, the company created an innovative solution – Fisher's Quartermaster program – for state and local governments that are participating in the federal domestic-preparedness grant program. States from Delaware to Texas to Arizona can now order their domestic-preparedness safety equipment and supplies from Fisher and track their grant spending – all online.

adept ≡ exceed

customer expectations

Fisher Scientific's goal is to serve as a valuable resource, adviser and partner to its customers. We know that our success depends on the benefits that we can bring to our customers, and the skill with which we can provide innovative responses and customized solutions for their individual needs.

We fully understand our customers, and we start by providing a comprehensive product and service offering with just-in-time bench-top delivery. The vast majority of our products ship within 24 hours of order.

More and more, customers turn to us for end-to-end value-added services such as contract manufacturing, sourcing of specialized products, customized logistics and delivery, pharmaceutical outsourcing and more.

We can support our customers from the ground up. Fisher offers design, manufacturing and installation of laboratory workstations and airflow products. Through our lab-startup program, we then completely outfit the lab with everything needed to get it up and running, including equipment, chemicals and other consumables.

We use our expertise to reduce overall procurement costs for our customers and improve the efficiency of their supply chains, whether worldwide or local. And, we continue to invest in our global logistics, enhancing our ability to provide rapid delivery of products to save our customers time. In late 2003, Fisher opened a state-of-the-art distribution center in Chino to serve the Southern California region and other parts of the West. This facility includes warehousing and distribution operations for our full range of products, including biochemicals, and employs the latest technology to speed up the packing and shipping process.

Customers also have continuous access to our products through our premier self-service Web site, fishersci.com, and we can integrate our e-commerce system with our customers' own procurement programs.

But, no facility or technology can replace the human touch. Our team of 3,125 sales and customer-service experts, including on-site customer-service professionals and more than 375 chemical, life-science, safety and equipment specialists, support our customers every step of the way.

Facing page, clockwise from top left:
Fisher Scientific Sales Representative David Holden, right, provides expertise on specialized life-science products to Israel Ramirez, manager of a genitourinary medical oncology research lab at The University of Texas M. D. Anderson Cancer Center in Houston. Research at the lab, one of more than 1,000 labs at M. D. Anderson, explores "zip-coding" of the human body to improve the effectiveness of new cancer drugs.

Dr. Ken Inoki, post-doctorate fellow, and Dr. Hongjiao Ouyang, assistant professor and research scientist, dentistry/molecular tissue engineering, at the University of Michigan Life Sciences Institute, review results of a protein experiment that was conducted with protein-to-protein interaction kits from Pierce. The Life Sciences Institute opened in September 2003 and features lab workstations, general laboratory supplies and equipment from Fisher Scientific.

Lamonte Jones, production technician for HyClone, Fisher's cell-culture business, closes the discharge hatch of a conical blender at HyClone's state-of-the-art manufacturing center in Logan, Utah. It is one of only a few facilities capable of producing large-volume, uniform powdered media, which is later rehydrated by the customer for use in cell culture.


DANGER
CONFINED SPACE
KEEP OUT

Top left: Dr. Christy Duncan examines Julien Monty, a four-year-old leukemia patient, at the Dana-Farber Cancer Institute in Boston. Fisher Scientific is Dana-Farber's prime vendor for research laboratory supplies and equipment.

Bottom left: Fisher's new distribution center in Chino, Calif., replaces two smaller facilities in Southern California and increases our efficiency in delivering products. Bill Rose, a group leader at the Chino facility, consolidates customer orders in the small-parts area of the warehouse.

Right: Ivan Aston, a research and product-development scientist, adjusts a media feed tube attached to a BioProcess Container (BPC™) at Fisher's HyClone facility in Logan, Utah. BPCs are single-use storage systems for liquid handling, and they protect media and process liquids for bioresearch and biopharmaceutical production.



adapt + adept = thrive



Fisher's diverse customer base, global reach, broad product and service offering and strong brand have made Fisher a profitable and relatively stable company through challenging economic cycles.

We have more than 350,000 customers in 145 countries. These customers range from large pharmaceutical and biotechnology companies to colleges, universities and medical-research institutions, to hospitals and reference labs, to government and industry. With such a broad and diverse customer base, no single customer represents more than 2.5 percent of sales. At the same time, about 80 percent of our revenue is generated by the sale of consumable products. These are items that scientists, lab technicians and other customers use every day.

Not only do our customer diversity and consumable-product portfolio tend to insulate us from swings in any one market, but they have also provided a strong platform of revenue, earnings and cash flow, enabling us to pursue acquisitions and other growth opportunities. Additionally, as a result of refinancings completed in 2003, our capital structure positions us well to continue to grow and develop our business for the future.

Fisher is a company that delivers on the commitments we make to our customers, suppliers, employees and investors.



PAUL M. MONTRONE
Chairman and Chief Executive Officer

PAUL M. MEISTER
Vice Chairman

Q&A

Fisher's corporate officers answer investors' most frequently asked questions.

Q: How would you describe Fisher today versus 10 to 12 years ago?

Since our initial public offering in 1991, we have successfully completed 36 acquisitions with more than $2 billion in revenues. About half of these acquisitions contributed to the development of our global-distribution business and led to the powerful scientific- and healthcare-supply channel that we have today.

The other acquisitions, many of which were completed in the last five years, have focused on expanding our portfolio of higher-margin, proprietary products and services. These include manufactured products and products for which we are the exclusive distributor. Following the completion of the Apogent transaction, proprietary products will account for about 60 percent of our business.

As a result, we have a unique combination of strengths – a strong worldwide general and specialist sales force, leading global logistics capabilities and our own products and services. Our goals are to further develop our product and service portfolio to better serve our customers, enhance our earnings growth and build on our leadership position in the markets where we see attractive, long-term growth.

Q: What is the history of your development in the life-science market?

From the beginning, Fisher Scientific has served scientists of all kinds, from lab technicians to biologists to physicists. In fact, our reagents were used by Dr. Jonas Salk in the testing and development of the polio vaccine in the 1950s.

In recent years, with the mapping of the human genome and the emergence of genomics and proteomics as focal points of research, Fisher has built on its existing life-science offering to better serve this growing market. Strategic acquisitions over the past two years have enabled us to dramatically expand our life-science footprint as well as add to our existing sales force of life-science, chemical and technical specialists.

The addition of Maybridge Chemical Holdings Ltd. of Cornwall, England, and Mimotopes Pty. Ltd. of Melbourne, Australia, in November 2002, enhanced our drug-discovery offering. Maybridge is a provider of organic compounds and combinatorial libraries, including organic molecules and screening compounds for drug discovery and development, while Mimotopes offers custom peptides and peptide libraries used in protein research.

Fisher's acquisition of Perbio Science AB and its brands – HyClone and Pierce – in September 2003 positioned us as a leader in the life-science market. It added important cell-culture and protein-research products and technologies, which are used by bioresearch, biotechnology and pharmaceutical companies. Cell-culture products are an essential consumable supply in the production of virtually all biotechnology-based drugs, and Perbio's products, systems and services are important tools for scientists engaged in life-science research, drug discovery and protein-based drug production.

With the most recent acquisitions of Oxoid Group Holdings Limited and Dharmacon, Inc. and the combination with Apogent announced in the first quarter of 2004, we will have a $1.1 billion life-science footprint. We are uniquely positioned to offer our customers products, systems and services in the core area of biology, where researchers are working with the fundamental building blocks of life – DNA, RNA and proteins.

Q: What metrics do you use to measure the strength of your business?

Earnings-per-share growth – Fisher had record sales and earnings in 2003. Excluding nonrecurring and restructuring charges and credits, earnings per diluted share for 2003 were $2.36 (see Supplementary Information on Page 23 for a reconciliation of adjusted figures to GAAP figures).







KEVIN P. CLARK
Vice President and Chief Financial Officer

DAVID T. DELLA PENTA
President and Chief Operating Officer

TODD M. DUCHENE
Vice President, General Counsel and Secretary

Since 2000, we have increased earnings principally by:

- The effect of acquisitions, particularly those of higher-margin proprietary products and services;
- Fixed-cost leverage inherent in our business as we add volume to our existing infrastructure;
- Cost control achieved through facility consolidations and headcount discipline;
- Interest-expense savings associated with balance-sheet deleveraging; and
- Tax-planning initiatives that have reduced our tax rate to 28 percent.

Free-Cash Flow – Free-cash flow is defined as cash flow from operations less capital expenditures. Because our free-cash flow continues to be strong, we are able to pursue an aggressive acquisition program and comfortably handle our leverage. Earnings growth coupled with relatively low capital expenditure requirements, and ongoing operating improvements, provide a significant base of free-cash flow. For 2003, our free-cash flow was $137.8 million.

Q: Fisher had a respectable growth rate in a tough market during 2003. How did you accomplish that?
There are three important factors that help Fisher to weather economic swings. These are the consumable nature of our product portfolio, the diversity of our customer base and product breadth.

- Consumables – Our mix of consumable products has increased to more than 80 percent of sales. These are products scientists need day in and day out to perform their work. As long as there are scientists working in the laboratory and technicians conducting clinical tests, there will be a demand for our products and services.
- Customer Diversity – Fisher serves more than 350,000 customers in 145 countries. Our customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. This diversity insulates us from fluctuations in any one market. No single customer accounts for more than 2.5 percent of sales.
- Product breadth – Our broad product and service offering enables us to capture growth in many areas. We offer more than 600,000 products and services, including proprietary products and products we source from more than 6,000 vendors. From the beginning, Fisher Scientific has continued to develop its portfolio to ensure that we provide the broadest offering available to the scientific community.

Q: What's the next catalyst for Fisher Scientific?
We see the continued development of our life-science business as the key driver for revenue and earnings growth.

As we build our life-science footprint, we will continue to develop our mix of proprietary products, which is one of the three growth strategies we articulated in our letter to investors. Proprietary products have a higher margin, which will enhance profitability and earnings. Through strengthened product-development and service capabilities, Fisher will be uniquely positioned to provide its customers with innovative products and services.

Long term, we will also be able to capitalize on significant cross-selling synergies within our life-science business. Oxoid and Dharmacon expand our existing team of life-science sales specialists to more than 375, and Apogent will more than double that specialized sales force. Maximizing our synergies will allow us to generate more revenue and profitability.

Ultimately, all of this will result in added value for our shareholders.

2003 financials

23 SUPPLEMENTARY INFORMATION

24 SELECTED FINANCIAL DATA

25 MANAGEMENT'S DISCUSSION AND ANALYSIS

39 STATEMENT OF OPERATIONS

40 BALANCE SHEET

41 STATEMENT OF CASH FLOWS

42 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND OTHER COMPREHENSIVE INCOME (LOSS)

43 NOTES TO FINANCIAL STATEMENTS

61 INDEPENDENT AUDITORS' REPORT

supplementary information

SUPPLEMENTARY INFORMATION

The aforementioned amounts exclude goodwill amortization, nonrecurring and restructuring-related charges and the cumulative effect of an accounting change.

Years Ended December 31,	2003	2002	2001
In millions, except per share amounts			
INCOME FROM OPERATIONS	$258.6	$245.1	$131.1
Goodwill amortization	–	–	16.7
Restructuring and other charges (credits)	–	(2.2)	59.7
Other nonrecurring charges	18.1	–	1.5
Adjusted income from operations	276.7	242.9	209.0
Other expense, net	(77.7)	(12.3)	(1.3)
Cost of refinancing and financial instruments	81.6	11.2	–
Depreciation and amortization	82.8	74.9	65.3
Amortization of deferred financing fees	(3.4)	(5.4)	(5.9)
Adjusted EBITDA	$360.0	$311.3	$267.1
DILUTED NET INCOME PER SHARE	$ 1.29	$ 0.87	$ 0.31
Goodwill amortization	–	–	0.20
Restructuring and other charges (credits)	–	(0.02)	0.71
Other nonrecurring charges	0.19	–	0.02
Cost of refinancing and financial instruments	0.88	0.12	–
Cumulative effect of accounting change	–	0.80	–
ADJUSTED DILUTED NET INCOME PER SHARE	$ 2.36	$ 1.77	$ 1.31

selected financial data

SELECTED FINANCIAL DATA

This summary of selected financial data for the five years in the period ended December 31, 2003 should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements presented elsewhere herein. See Note 1 – Nature of Operations and Note 2 – Summary of Significant Accounting Policies for a further discussion on the basis of presentation, principles of consolidation and defined terms.

Year Ended December 31,	2003	2002	2001	2000	1999
(In millions, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Sales	$3,564.4	$3,238.4	$2,880.0	$2,622.3	$2,514.5
Income from operations[(a)]	258.6	245.1	131.1	156.3	146.8
Income before cumulative effect of accounting change	78.4	96.7	16.4	22.7	23.4
Net income[(b)]	78.4	50.6	16.4	22.7	23.4
SHARE DATA:					
Net income per common share:					
Basic income per common share before cumulative effect of accounting change	$ 1.38	$ 1.77	$ 0.33	$ 0.57	$ 0.59
Cumulative effect of accounting change, net of tax	–	(0.84)	–	–	–
Basic net income per common share	$ 1.38	$ 0.93	$ 0.33	$ 0.57	$ 0.59
Diluted income per common share before cumulative effect of accounting change	$ 1.29	$ 1.67	$ 0.31	$ 0.51	$ 0.55
Cumulative effect of accounting change, net of tax	–	(0.80)	–	–	–
Diluted net income per common share	$ 1.29	$ 0.87	$ 0.31	$ 0.51	$ 0.55
Weighted average common shares outstanding:					
Basic	56.9	54.5	49.4	40.1	40.0
Diluted	60.6	57.9	53.0	44.4	42.8
BALANCE SHEET DATA (AT END OF YEAR):					
Working capital	$ 362.3	$ 186.1	$ 120.1	$ 142.8	$ 115.3
Total assets	2,859.4	1,871.4	1,839.2	1,385.7	1,402.6
Long-term debt	1,386.1	921.8	956.1	991.1	1,011.1

[(a)] Includes charges of $18.1 million ($11.4 million, net of tax) to step-up the fair value of inventory from the Perbio acquisition in 2003, $2.2 million ($1.4 million, net of tax) of restructuring credits relating to a reduction in estimated severance costs in 2002, $61.2 million ($38.5 million, net of tax) of restructuring and other charges in 2001, $8.4 million ($5.2 million, net of tax) of restructuring credits and other charges in 2000, and $11.2 million ($8.6 million, net of tax) of restructuring and other charges in 1999. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations.

[(b)] Net income includes the charges described in (a) above and, in 2003, includes charges of $43.8 million ($27.6 million, net of tax) for call premiums, $22.1 million ($13.9 million, net of tax) for the write-off of deferred financing fees and $15.7 million ($9.9 million, net of tax) for the purchase of options to hedge foreign currency exposure and $2.8 million ($1.8 million, net of tax) for bridge financing fees, each related to the Perbio acquisition. Net income in 2002 includes the amounts described in (a) above and includes a charge of $11.2 million ($7.1 million, net of tax) consisting of $7.1 million of fixed-swap unwind costs and $4.1 million of deferred financing and other costs associated with the refinancing of our term debt. Net income in 2000 includes the amounts in (a) above and a $23.6 million ($14.9 million, net of tax) write-down of investments in certain internet-related ventures.

management's discussion and analysis of financial condition and results of operations

OVERVIEW

We generate our revenues through the sale of more than 600,000 products and services to the global scientific research and United States clinical laboratory markets. We generated approximately 80 percent of our revenues from the sale of consumable products. We offer both proprietary products and products that we source from more than 6,000 vendors. Our proprietary products consist of Fisher-branded products and products for which we serve as an exclusive distributor.

We offer and sell our products and services to over 350,000 customers located in approximately 145 countries. Our customers include pharmaceutical and biotechnology companies, colleges and universities, medical research institutions, hospitals and reference labs, and quality control, process control and research and development laboratories. Our largest customer accounted for less than 2.5 percent of our 2003 sales.

Our key strategy is to continue to increase our proprietary products and service offerings, both organically and through acquisitions, thereby enhancing our operating margins and increasing our earnings growth. As part of executing our strategy:

- we have steadily increased the portion of sales generated from our higher-margin proprietary products, from 40 percent in 2000 to approximately 45 percent in 2003. We plan to continue to focus on increasing the breadth of our portfolio of proprietary products and services;
- we have enhanced our international capabilities, such that our sales outside the United States have increased from 19 percent of our sales in 2001 to 20 percent in 2003. In addition, our earnings have improved reflecting continued margin improvement on international sales. We expect these trends to continue; and
- we have enhanced our focus in the higher-growth life sciences sector of the scientific research market. It is our intention to continue to focus on the high-growth life sciences sector in the future.

We have implemented this strategy through continued investments in internal resources and strategic acquisitions. In September 2003, we acquired Perbio Science AB ("Perbio"), a manufacturer of consumable tools for protein-related research and protein-based biopharma drug production, primarily to customers within the United States. In November 2001, we acquired Cole-Parmer Instrument Company ("Cole-Parmer"), a manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. We acquired the business now called Fisher Clinical Services ("FCS") in February 2001, a company that enables pharmaceutical and biotechnology customers to outsource the packaging, labeling and distribution of new medicines undergoing phase III and phase IV clinical trials.

More recently, we acquired Oxoid Group Holdings Limited ("Oxoid") and signed a definitive agreement to acquire Dharmacon, Inc. ("Dharmacon"). Oxoid manufactures microbiological culture media and other diagnostic products that test for bacterial contamination. Dharmacon is a manufacturer of RNA tools used in life-science research that increase the efficiency of the drug-discovery process. These acquisitions will expand our life-science footprint and position us to offer our customers products and services across the life-science spectrum.

Acquired companies accounted for approximately 3 percent of the increase in our sales in 2003 and 7 percent in 2002. A portion of the increase in 2004 sales will be generated by a full year of Perbio results and approximately three quarters of results for Oxoid and Dharmacon.

We undertook a number of financing transactions in 2002 and 2003 to extend the maturity of our long-term debt, take advantage of favorable interest rates to reduce our borrowing costs and finance our acquisitions discussed above. Additionally, a year ago, Thomas H. Lee Company and certain affiliates (the "Equity Investors") owned, on a diluted basis, 19.5 percent of our issued and outstanding common stock. During the year, the Equity Investors made distributions of their holdings eliminating any remaining ownership of our outstanding common stock.

During 2003, we changed our reportable segments to reflect the way we currently manage our business and now report financial results on the basis of the following three reportable segments:

1. *Scientific products and services segment,* which provides products and services used for scientific-research, drug-discovery and drug-development applications on a global basis. This segment manufactures and distributes a broad range of consumable supplies, scientific instruments and apparatus and safety products. In addition, this segment provides pharmaceutical services for clinical trials, custom-chemical synthesis, contract manufacturing and a number of other value-added services.

2. *Healthcare products and services segment,* which manufactures and distributes a wide array of diagnostic kits and reagents, consumable supplies and medical devices to hospitals, clinical laboratories and physicians' offices located in the United States. Additionally, this segment provides outsourced manufacturing services for diagnostic reagents, calibrators and controls to the healthcare and pharmaceutical industries.

3. *Laboratory workstations segment,* which manufactures and sells laboratory furniture and fume hoods and provides lab-design services for pharmaceutical and biotechnology customers, colleges, universities and secondary schools, hospitals and reference labs.

management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Sales

The following table presents sales and sales growth by reportable segment for the years ended December 31, 2003, 2002 and 2001 (dollars in millions):

	2003		2002		2001
	Sales	Sales Growth	Sales	Sales Growth	Sales
Scientific products and services	$2,501.0	10.8%	$2,258.0	14.4%	$1,973.8
Healthcare products and services	877.2	8.7%	806.7	8.0%	746.6
Laboratory workstations	206.1	6.3%	193.9	8.6%	178.6
Eliminations	(19.9)		(20.2)		(19.0)
Total	$3,564.4	10.1%	$3,238.4	12.4%	$2,880.0

The 2003 and 2002 sales growth rates are favorably impacted by foreign exchange translation of $76.6 million and $17.1 million, respectively. Acquisitions accounted for approximately 3 percent and 7 percent, respectively, of the 2003 and 2002 sales growth rates. Our organic growth rate for 2003 and 2002 remained constant at approximately 5 percent. In 2003, our organic growth rate was impacted by an increase in demand for certain clinical laboratory products, as well as safety-related products, offset by mixed results among our pharmaceutical customers and a decline in sales to United States biotechnology customers and in certain international markets, primarily France and Germany. In 2002, the organic sales growth rate increased approximately 1 percent and was primarily driven by normal market conditions.

Scientific Products and Services. The 2003 and 2002 sales growth rates are favorably impacted by foreign exchange translation of $75.9 million and $17.1 million, respectively. Acquisitions accounted for approximately 4 percent and 9 percent, respectively, of 2003 and 2002 sales growth rates. The 2003 effect of acquisitions is primarily attributable to Perbio's cell culture and bioresearch divisions. The 2002 effect of acquisitions is primarily attributable to our acquisition of Cole-Parmer. Our 2003 organic growth rate decreased approximately 1 percent from approximately 4.5 percent in 2002. Our 2003 organic growth rate was impacted by an increase in demand for safety-related products, offset by a decline in sales to our United States biotechnology customers, mixed results among pharmaceutical customers and a slowdown in international sales due to weakness in the European economy and reductions in research funding from governments. The change in our organic growth rate in 2002 was primarily attributable to normal market conditions in the United States, offset by a decline in international sales, primarily due to our strategy to focus on the sale of higher margin products.

Healthcare Products and Services. Sales growth in 2003 was primarily due to an increase in demand for clinical laboratory products and the acquisition of the Perbio medical devices business. Sales growth was spread evenly between hospitals and reference labs. In 2002, sales growth was attributable to growth in the United States clinical laboratory market and the acquisition of Medical Analysis Systems, Inc. ("MAS"). The effect of foreign exchange is not significant to our healthcare products and services segment as sales are primarily to customers within the United States.

Laboratory Workstations. Sales in 2003 and 2002 were $206.1 million and $193.9 million, respectively. This represents an increase of 6.3 percent and 8.6 percent, respectively, versus the prior year's sales. The decrease in the sales growth rate for 2003 was primarily attributable to a $12.3 million Transportation Safety Authority ("TSA") project awarded and substantially completed in 2002 that was not anticipated to repeat in 2003. The increase in the 2002 sales growth rate was attributable to the TSA project. Laboratory workstations is a project-based business which operates from a backlog, a majority of which may be shipped in less than one year. Delivery and installation of projects, which are driven by the timing of construction projects, results in a corresponding reduction in backlog. Backlog at December 31, 2003 was $105 million versus $108 million at December 31, 2002.

Income from Operations

The following table presents income from operations and income from operations as a percentage of sales by reportable segment for the years ended December 31, 2003, 2002 and 2001 (dollars in millions):

	Income from Operations			Income from Operations as a Percentage of Sales		
	2003	2002	2001	2003	2002	2001
Scientific products and services	$230.0	$206.2	$175.8	9.2%	9.1%	8.9%
Healthcare products and services	35.7	25.2	24.2	4.1%	3.1%	3.2%
Laboratory workstations	11.1	11.7	8.7	5.4%	6.0%	4.9%
Eliminations	(0.1)	(0.2)	0.3			
Subtotal	276.7	242.9	209.0	7.8%	7.5%	7.3%
Inventory step-up	18.1	–	–			
Restructuring and other charges (credits), net	–	(2.2)	59.7			
Nonrecurring operating charges	–	–	1.5			
Goodwill amortization	–	–	16.7			
Total	$258.6	$245.1	$131.1	7.3%	7.6%	4.6%

Included in the 2003 income from operations is a charge of $18.1 million related to the step-up of Perbio's inventory to its acquired fair value. Excluding this charge, income from operations was 7.8 percent of sales. Included in the 2002 income from operations is a restructuring credit of $2.2 million for the reversal of certain costs accrued for in a restructuring plan entered into in 2001. The restructuring credit is primarily related to a reduction in estimated severance costs due to the election of certain employees to voluntarily separate from the Company. Excluding the restructuring credit, income from operations was 7.5 percent of sales. The increase in income from operations as a percentage of sales is attributable to our acquisition of Perbio, as well as our clinical laboratory product portfolio that was partially offset by investments in life-science and chemical sales specialists, targeted marketing programs and continued investments in business processes and systems.

Included in the 2001 income from operations are the following items:

- a restructuring charge of $27.0 million, reflecting $18.3 million related to estimated employee separation costs and $8.7 million of exit costs;
- a restructuring credit of $0.8 million for the reversal of certain costs accrued for restructuring plans recorded prior to 2001, due to actual costs being lower than originally estimated;
- a noncash compensation charge of $33.5 million for the accelerated vesting of certain stock options in connection with our May 2001 stock offering;
- a $1.5 million charge for the write-off of inventory for discontinued product lines; and
- $16.7 million for the amortization of goodwill.

The resulting income from operations excluding these items was 7.3 percent of sales. The increase in income from operations as a percentage of sales in 2002 was primarily attributable to our acquisition of Cole-Parmer. The remaining improvement was organic. Our organic growth was primarily driven by an increase in international operating margins due to our strategy to focus on the sale of higher margin products, partially offset by strategic investments in sales and marketing initiatives and business processes and systems.

Scientific Products and Services. The increase in income from operations as a percentage of sales in 2003 was attributable to the impact of the Perbio acquisition, continued improvements in international operating margins, partially offset by a decrease in volume to United States biotechnology companies and increased investments in sales and marketing initiatives. The increase in 2002 operating margins was primarily attributable to our acquisition of Cole-Parmer and an increase in international operating margins. We expect a trend of continued operating margin improvement for 2004, reflecting the contribution of Perbio's cell culture and bioresearch businesses, as well as organic fixed-cost leverage and margin improvement from initiatives, both domestic and international.

Healthcare Products and Services. The increase in income from operations as a percentage of sales in 2003 was reflective of a broad-based increase in volume for clinical laboratory products. The decrease in operating margins for 2002 was primarily the result of strategic investments in business processes and systems. We expect operating margin improvement for 2004, reflecting the impact of the higher-margin medical device business of Perbio.

Laboratory Workstations. The decrease in income from operations as a percentage of sales in 2003 was the result of the higher-margin TSA project completed in 2002 that did not repeat in 2003. Conversely, the TSA project was primarily attributable for the increase in operating margins in 2002. We anticipate operating margins will decrease in 2004, more significantly in the first half of the year, reflecting the timing of projects.

Interest Expense

Interest expense in 2003, 2002 and 2001 was $84.8 million, $91.3 million and $99.5 million, respectively. The decrease in interest expense is attributable to our debt refinancing activities in 2003 and 2002. The benefits of these transactions were partially offset by $2.8 million in bridge financing commitment fees incurred related to our acquisition financing for Perbio.

Other Expense, Net

In 2003 and 2002, other expense, net, includes charges associated with our refinancing activities; and in 2001, includes charges primarily related to the write-down of equity investments.

Other expense, net, includes the following for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Call premiums	$43.8	$ –	$ –
Write-off of deferred financing fees	22.1	4.1	–
Acquisition-related foreign currency hedges	15.7	–	–
Fixed-swap unwind costs	–	7.1	–
Equity investments	–	–	6.0
Interest income and other	(3.9)	1.1	(4.7)
	$77.7	$12.3	$ 1.3

Income Tax Provision

Our 2003 effective tax rate was 28 percent, down from 32 percent in 2002 as a result of our ongoing implementation of tax planning initiatives. Our 2003 effective tax rate benefited from the charges we recorded related to our debt refinancings, and the charges related to Perbio resulting in a tax provision of 18.4 percent. Our 2002 effective tax rate was 32 percent, down from 34 percent in 2001 due to the implementation of tax planning initiatives, the elimination of non-deductible goodwill amortization and the impact of the restructuring and stock compensation charges.

Cumulative Effect of Accounting Change

During 2002, we completed our transitional assessment in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") to determine if goodwill was impaired as of January 1, 2002. As a result, we recorded a noncash charge of $63.8 million ($46.1 million, net of tax) in our statement of operations reflecting the cumulative effect of the accounting change to adjust goodwill to its current fair value. The scientific products and services segment and laboratory workstations segment accounted for $19.7 million and $44.1 million of the charge, respectively.

The impairment charge in the scientific products and services segment related to certain of our smaller-market international distribution businesses where operating performance was lower than originally forecasted. Our laboratory workstations segment is sensitive to changes in capital spending, and several of the markets to which the laboratory workstations segment sells, including the technology industry, experienced a significant economic slowdown causing a reduction in capital spending in those markets. As a result, sales growth was significantly less than originally forecasted, resulting in decreased profitability.

SFAS 142 also requires that goodwill be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform the annual tests for indications of goodwill impairment as of October 31 each year. As of October 31, 2003 and 2002, there were no impairments of goodwill.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities was $218.0 million in 2003 compared with $159.3 million in 2002. The increase in cash from operations in 2003 was related primarily to an increase in net income and continued improvements in working capital management, partially offset by approximately $53 million in contributions to our pension plan and supplemental nonqualified executive retirement program. Cash generated from operating activities was $159.3 million in 2002 compared with $158.6 million in 2001. The increase in net income in 2002 was offset by $20.0 million in cash pension contributions and $7.6 million of spending related to our 2001 restructuring plans. In 2004, we anticipate an increase in net income and continued improvements in working capital management to improve cash generated from operating activities.

We used $766.4 million of cash for investing activities in 2003 compared with $105.4 million in 2002. The increase in cash used in investing activities is primarily attributable to the acquisition of Perbio and continued capital spending for our chemical manufacturing capabilities, our new West Coast warehouse that opened late in 2003 and spending associated with Perbio facility expansions. In addition, we paid $15.7 million to purchase options to hedge foreign currency exposures related to the Perbio acquisition. We used $105.4 million of cash for investing activities in 2002 compared with $419.6 million in 2001. The change in cash used for investing activities from 2001 to 2002 is primarily attributable to a decrease in acquisition spending. We expect 2004 capital spending to be consistent with 2003.

Financing activities generated $583.7 million of cash in 2003 compared with using $94.6 million of cash in 2002 and are discussed below.

During 2003 we completed certain financing transactions, which we refer to as the "Completed Transactions." The Completed Transactions include the following:

- The issuance and sale on July 7, 2003 of $300 million of our 2.50 percent convertible senior notes due 2023.
- The purchase in January and November 2003 of $149.2 million of our 7⅛ percent senior notes due 2005, plus premium and accrued interest net of a $0.4 million write-off of original debt discount.
- The amendment on December 3, 2003 of our senior credit facility to create a $440 million term loan facility that refinanced the outstanding term loan facility at a lower interest rate.
- The issuance and sale in August and November 2003 of $300 million of our 8 percent senior subordinated notes due 2013.
- The issuance and sale on January 14, 2003 of $200 million of our 8⅛ percent senior subordinated notes due 2012 less the redemption on November 24, 2003 of $46.0 million principal amount of our outstanding 8⅛ percent senior subordinated notes, plus premium and accrued interest.
- The redemption in February and March 2003 of $600 million principal amount of our 9 percent senior subordinated notes due 2008, plus premium and accrued interest.
- The issuance and sale on September 30, 2003 of 6,634,526 shares of our common stock for proceeds of $260.6 million, net of underwriters' discounts and offering costs. These shares were issued pursuant to our registration statement on Form S-3 filed with the SEC on September 15, 2003 under which we can issue up to $750 million of debt and equity securities.

Since December 31, 2003, we have completed certain financing transactions, which we refer to as the "Subsequent Transactions." The Subsequent Transactions include the following:

- The amendment of our existing $225 million receivables securitization facility in February 2004 extending the facility's maturity date to February 2005. All other material terms and conditions remained unchanged.
- The utilization of available borrowing under our accounts receivable securitization facility and revolving credit facilities in March 2004 to finance the acquisition of Oxoid. These amounts were substantially repaid with the proceeds from our 3.25 percent convertible senior subordinated notes. Qualifying accounts receivable of $21.8 million remained sold through our accounts receivable securitization facility.
- The issuance and sale on March 3, 2004 of $300 million of our 3.25 percent convertible senior subordinated notes due 2024. These notes were issued pursuant to our registration statement on Form S-3 filed with the SEC on September 15, 2003 under which we can issue up to $750 million of debt and equity securities.

The following table sets forth our capitalization as of December 31, 2002 on an actual basis, the effect of the Completed Transactions, and as of December 31, 2003 on an actual basis and as adjusted to reflect the Subsequent Transactions.

You should read this table along with our financial statements and related notes included elsewhere herein.

As of December 31, 2003, as adjusted for the Subsequent Transactions, we had the ability to borrow an aggregate of $365.0 million under our accounts receivable securitization facility and revolving credit facility.

	As of December 31, 2002	Completed Transactions	As of December 31, 2003	
			Actual	As Adjusted
Debt, including short-term debt:				
Revolving Credit Facility[1]	$ –	$ –	$ –	$ –
Term Facility	–	440.0	440.0	440.0
7⅛ percent Senior Notes	149.6	(149.2)	0.4	0.4
2.50 percent Convertible Senior Notes	–	300.0	300.0	300.0
Other Debt	50.0	(13.8)	36.2	36.2
3.25 percent Convertible Senior Subordinated Notes	–	–	–	300.0
9 percent Senior Subordinated Notes	596.1	(596.1)	–	–
8⅛ percent Senior Subordinated Notes	150.0	160.4	310.4	310.4
8 percent Senior Subordinated Notes	–	311.1	311.1	311.1
Total Debt	945.7	452.4	1,398.1	1,698.1
Stockholders' Equity	133.5	260.6	575.4	575.4
Total Capitalization	$1,079.2	$ 713.0	$1,973.5	$2,273.5

[1] On December 3, 2003, we amended our senior credit facility to create a $440.0 million term loan C facility that refinanced the outstanding term loan facilities at a lower interest rate, and increased the revolving credit commitments from $175.0 million to $190.0 million. The $190.0 million revolving credit facility is available for working capital and general corporate purposes. As of December 31, 2003, approximately $28.2 million of this facility was utilized for letters of credit outstanding.

In April 2003, the Company entered into various pay-fixed interest rate swaps to hedge a portion of the variability of cash flows related to changes in interest rates on borrowings of variable rate debt obligations. The interest rate swaps have a notional value of $200 million and expire at various dates between March 2008 and March 2010.

Financing activities used $94.6 million of cash in 2002 versus cash provided by financing activities of $270.0 million in 2001. The use of cash in 2002 was primarily related to the repayment of bank term debt totaling $211.3 million which was retired using proceeds from the issuance of $150 million of 8⅛ percent senior subordinated notes in April 2002. Cash provided by financing activities in 2001 primarily consisted of our May 2001 underwritten offering of common stock from which we received net proceeds of $289.9 million.

The following table summarizes maturities for our significant financial obligations as of December 31, 2003 (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
CONTRACTUAL OBLIGATIONS					
Debt, including short-term debt[a]	$1,378.6	$ 11.3	$18.1	$10.6	$1,338.6
Capital lease obligations	2.0	0.7	1.2	0.1	–
Operating leases	134.1	25.5	36.5	27.5	44.6
Unconditional purchase obligations[b]	0.9	0.8	0.1	–	–
Other long-term liabilities reflected on the balance sheet[c]	14.3	–	6.8	3.2	4.3
Total contractual obligations	$1,529.9	$38.3	$62.7	$41.4	$1,387.5

(a) Amounts represent the expected cash payments for our debt and do not include any unamortized discounts or premiums and deferred issuance costs.

(b) Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at anytime without penalty.

(c) Includes only long-term liabilities where both the timing and amount of payment streams are known.

In addition to the contractual obligations noted above, the Company has outstanding standby letters of credit totaling $28.2 million expiring over the next year.

We expect to satisfy our short-term funding requirements from free operating cash flow, together with cash and cash equivalents on hand or available through our Credit Facility. A change in demand for the Company's goods and services, while unlikely, would reduce free operating cash flow available to fund our operations. If such a decrease in demand were significant and free operating cash flow were reduced significantly, we could utilize the Receivables Securitization facility (see Note 21 – Subsequent Events) to the extent that we have qualified receivables to sell through the facility. We believe that these funding sources are sufficient to meet our ongoing operating, capital expenditure and debt service requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our growth rate. We may seek to raise additional funds from public or private debt or equity financings, or from other sources for general corporate purposes or for the acquisition of businesses or products. There can be no assurance that additional funds will be available at all or that, if available, will be obtained at terms favorable to us. Additional financing could also be dilutive.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of our indebtedness, including our accounts receivable facility, followed by more detailed descriptions:

INSTRUMENT	PRICING	MATURITY	RATINGS	COLLATERAL
Receivable Securitization Facility	LIBOR+45	2005	A/A	Select Accounts Receivable
Revolving Credit Facility	LIBOR+300	2008	Ba3/BB+	Material Domestic Assets
Term Facility	LIBOR+200	2010	Ba3/BB+	Material Domestic Assets
7 1/8 percent Senior Notes	7.125%	2005	B1/BB+	Principal Domestic Assets
2.50 percent Convertible Senior Notes	2.500%	2023	B1/BB-	Unsecured
Other Debt	Various	2004	Not Applicable	General
3.25 percent Convertible Senior Subordinated Notes	3.250%	2024	B2/B+	Unsecured
8 1/8 percent Senior Subordinated Notes	8.125%	2012	B2/B+	Unsecured
8 percent Senior Subordinated Notes	8.000%	2013	B2/B+	Unsecured

Our Credit Facility requires us to meet certain financial ratio covenants, including among others, a total leverage ratio, a senior leverage ratio and a cash interest expense coverage ratio. As of December 31, 2003, we were in compliance with all covenants under our Credit Facility.

Credit Facility

On February 14, 2003, we entered into a new credit facility that replaced our prior credit facility, and in connection with our acquisition of Perbio, we amended and restated this new credit facility in September 2003 (the "Original Credit Facility") to provide for, among other things, an additional $250 million term loan facility as part of the financing of our acquisition of Perbio. On December 3, 2003, we amended our Original Credit Facility to create a $440 million term loan facility (the "Tranche C Term Loan Facility") to refinance the outstanding term loan facilities at a lower interest rate, to create an additional $15 million revolving credit commitment (the "New Revolving Credit Commitment") and to name Deutsche Bank AG, New York Branch as the Administrative Agent. On February 25, 2004 we further amended the credit facility in connection with our acquisition of Oxoid. The following summarizes the terms of our Original Credit Facility, a copy of which is filed as exhibit 10.1 to our current report on Form 8-K, filed with the SEC on September 18, 2003, as amended by the First Amendment to the Amended and Restated Credit Agreement, dated as of December 3, 2003, a copy of which was filed with the SEC on Form 8-K on December 9, 2003, and as further amended by the Second Amendment to the Amended and Restated Credit Agreement, dated as of February 25, 2004 (as so amended, the "Credit Facility").

The Credit Facility consists of (i) a $440 million Tranche C Term Loan Facility, (ii) a $190 million revolving credit facility, including the new Revolving Credit Commitment (the "Revolving Credit Facility") and (iii) upon request, and subject to the fulfillment of certain conditions, an additional incremental term loan facility (the "Incremental Term Loan Facility") of up to a maximum amount that varies depending, among other things, on the level of our financial covenants and the amount of senior unsecured debt incurred by us since February 14, 2003. Deutsche Bank AG, New York Branch is the Administrative Agent for the syndicate of lenders providing the Credit Facility, Deutsche Bank Securities Inc. and Banc of America Securities LLC are Joint Lead Arrangers and Credit Suisse First Boston, acting through its Cayman Islands Branch, and Bank of America, N.A. are Syndication Agents.

We borrowed a portion of the Revolving Credit Facility on February 14, 2003 to refinance amounts outstanding under the $175 million revolving credit portion of our prior credit facility. On March 21, 2003, we drew $400 million under the Original Term Loan Facility to finance the redemption of our then-remaining 9 percent Senior Subordinated Notes due 2008. On September 10, 2003, we drew $250 million under the Tranche B-1 Term Loan Facility in connection with financing a portion of the purchase price for the Perbio acquisition. On September 30, 2003 and October 23, 2003, we repaid $51.6 million and $157.4 million, respectively, of the term loans under our Original Credit Facility. On December 3, 2003, we drew $440 million from the Tranche C Term Loan Facility to refinance the then-outstanding amounts under the Original Term Loan Facility and the Tranche B-1 Term Loan Facility in their entirety and added the New Revolving Credit Commitment to the then-existing $175 million Revolving Credit Facility, making a $190 million Revolving Credit Facility.

The loans under the Revolving Credit Facility bear interest at our election at either the Adjusted LIBO Rate plus a margin of between 2.25 percent and 3.00 percent per annum, or at the Prime Rate plus a margin of between 1.25 percent and 2.00 percent per annum, depending in each case on our Total Leverage Ratio. The loans under the Tranche C Term Loan Facility bear interest at our election at either the Adjusted LIBO Rate plus a margin of between 1.75 percent and 2.00 percent per annum or the Prime Rate plus a margin between 0.75 percent and 1.00 percent per annum, depending on our Total Leverage Ratio. Commitment fees are payable on the unborrowed amounts of the Revolving Credit Facility (which shall be determined without taking into account any local currency loan described below) at a rate of between 0.375 percent and 0.50 percent per annum, depending on our Total Leverage Ratio, while such commitments remain outstanding.

The "Adjusted LIBO Rate" is equal to (subject to rounding upwards) the LIBO rate for United States dollar loans (except where otherwise indicated below) multiplied by a fraction, the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages established by the Federal Reserve Board (or applicable local governmental authority) to which the Administrative Agent is subject with respect to such adjusted LIBO rate. The "Prime Rate" is a fluctuating interest rate equal to the higher of (i) the rate of interest announced publicly by a reference bank as its prime rate and (ii) a rate equal to (subject to rounding upwards) ½ of 1 percent per annum above the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers.

The Revolving Credit Facility includes a sub-limit for the issuance of local letters of credit. The Credit Facility permits borrowers to be designated in the future to borrow loans denominated in their local currencies from individual lenders thereunder, either on a negotiated basis or through a competitive bidding process. Negotiated local currency loans bear interest at the negotiated rate and loans obtained pursuant to a competitive bidding process bear interest at a rate equal either to (subject to rounding upwards) (a) the Adjusted LIBO Rate (determined by reference to the LIBO rate for the specified currency and the related reserve requirements promulgated by the applicable governmental authority) plus a margin specified by the applicable lender, or (b) a fixed rate specified by such lender. These local currency loans will reduce the availability of the Revolving Credit Facility.

Prime Rate interest is payable quarterly in arrears and interest based on the Adjusted LIBO Rate is payable in arrears at the earlier of (i) the end of the applicable interest period and (ii) every three months after the first day of the relevant interest period. Borrowings bearing interest at a rate determined by reference to the Adjusted LIBO Rate are available in one-, two-, three- or six-month interest periods or, in certain cases, in nine-month or one-week interest periods.

The commitments under the Revolving Credit Facility expire, and the loans outstanding thereunder mature, on March 31, 2008. The Tranche C Term Loan Facility requires us to make quarterly repayments of principal equal to approximately $1.1 million from December 31, 2004 through March 31, 2009, and quarterly repayments of principal equal to approximately $105 million each beginning June 30, 2009 through the maturity of the Term Loan Facilities on March 31, 2010.

Our obligations under the Credit Facility, as well as under certain swap and other similar agreements with the lenders, or parties related thereto (collectively, the "Obligations"), are secured by substantially all our assets and the assets of our material domestic subsidiaries as well as of the parent of the subsidiary formed for purposes of a receivable financing and each domestic subsidiary borrower (each, a "Grantor"), including a pledge of stock or other ownership interests of all material domestic subsidiaries that are direct subsidiaries of any Grantor and the limited liability company interests of the receivables subsidiary, but generally limited to a pledge of 65 percent of the stock or other ownership interests of material foreign subsidiaries and material foreign subsidiary holding companies, in each case that is a direct subsidiary of any Grantor. The Obligations are further guaranteed by us and certain of our subsidiaries. Our 7⅞ percent senior notes due 2005 issued and outstanding under the indenture, dated as of December 18, 1995, are equally and ratably secured with respect to certain collateral.

The Credit Facility requires us to meet the following financial tests:

Interest Expense Coverage Ratio. We cannot permit the ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense, in each case for any period of four consecutive fiscal quarters ending on any date during any period set forth below, to be less than the ratio set forth below opposite such period:

Period	Ratio
January 1, 2004 to and including December 31, 2004	3.00 to 1.00
Thereafter	3.25 to 1.00

Total Leverage Ratio. We cannot permit the Total Leverage Ratio as of the last day of any fiscal quarter ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio
January 1, 2004 to and including December 31, 2004	4.50 to 1.00
January 1, 2005 to and including December 31, 2005	4.00 to 1.00
Thereafter	3.50 to 1.00

Senior Leverage Ratio. We cannot permit the Senior Leverage Ratio as of the last day of any fiscal quarter ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio
January 1, 2004 to and including December 31, 2004	3.50 to 1.00
Thereafter	3.00 to 1.00

The Credit Facility contains additional covenants, including, without limitation, restrictions on (a) indebtedness, (b) the incurrence of liens, (c) loans and investments, as well as prohibitions on the payment of dividends to, or the repurchase or redemption of stock from, shareholders, (d) the sale of assets, (e) mergers, acquisitions and other business combinations, (f) voluntary prepayment of certain debt of the Company or its subsidiaries, (g) transactions with affiliates, (h) entry into swap or similar agreements, (i) capital expenditures and various financial covenants and (j) other matters customarily restricted in such credit facilities. Pursuant to the terms of the Credit Facility, and subject to applicable grace periods, in certain circumstances, a default will occur upon the non-payment of principal or interest when due under the Credit Facility or upon the non-fulfillment of the covenants described above, or upon the occurrence of certain changes in control of the ownership of the Company or of any of various other events described therein. If such a default occurs, the lenders under the Credit Facility will be entitled to accelerate the amounts due under the Credit Facility and may require all such amounts to be immediately paid in full. The lenders under the Credit Facility may also take all remedies permitted to be taken by a secured creditor under the security documents entered into to secure the Credit Facility and the Uniform Commercial Code. Loans under the Term Loan Facility are required to be prepaid with 100 percent of net cash proceeds of certain asset sales, certain insurance and condemnation proceeds and certain debt issuances of the Company or any of its subsidiaries.

2.50 Percent Convertible Senior Notes due 2023

On July 7, 2003, we sold in a private offering $300 million principal amount of our 2.50 percent convertible senior notes due 2023. We have filed, and on January 6, 2004 caused to become effective, a shelf registration statement with respect to the resale of these notes and the sale of the shares of common stock issuable upon conversion of these notes.

The following summary is a description of the material provisions of the indenture, dated July 7, 2003, by and between us and J.P. Morgan Trust Company, National Association as trustee, for such notes. It does not restate the indenture in its entirety, nor does it mention many of its key provisions. A copy of the indenture is filed as an exhibit to this Form 10-K, and the following summary is qualified in its entirety by reference to it.

Interest on the notes is payable on April 1 and October 1 of each year. The notes mature on October 1, 2023. The notes may be converted into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) note holders may convert their notes in a conversion period on any date on or prior to October 1, 2018, if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the first day of such conversion period was more than 120 percent of the then-current conversion price of the notes; (2) if, on any date after October 1, 2018, the closing sale price of our common stock is more than 120 percent of the then-current conversion price of the notes, then note holders will have such conversion right at all times thereafter; (3) we have called the notes for redemption; (4) we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution; (5) we distribute to all or substantially all holders of our common stock, cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10 percent of the closing sale price of our common stock on the day preceding the declaration for such distribution; or (6) during any period in which the credit rating of the notes assigned by Moody's is Caa1 or lower and by Standard & Poor's is CCC+ or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continue to rate the notes. Note holders may also convert their notes into shares of our common stock for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97 percent of the average conversion value for the notes during that period.

Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is our current intention to satisfy our obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of our common stock, to satisfy the remainder, if any, of our conversion obligation. Our ability to deliver cash at the time of conversion will be subject to many factors, including the amount of cash we have available to us, whether the agreements governing our indebtedness would permit such a cash settlement, our then-existing cash needs, and other factors. The initial conversion rate is 21.0686 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $47.46 per share.

On or after October 2, 2010, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100 percent of the principal amount plus accrued interest and liquidated damages owed, if any, to the redemption date. Note holders have the option, subject to certain conditions, to require us to repurchase any notes held by them on October 1, 2010, October 1, 2015 and October 1, 2020, or upon a change in control, at prices equal to 100 percent of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of repurchase. We may pay the repurchase price for any notes repurchased on October 1, 2010 in cash. We may choose to pay the repurchase price for any notes repurchased on October 1, 2015 or October 1, 2020 in cash, shares of our common stock, or a combination of cash and shares of our common stock; provided, however, that we may, at our sole discretion, terminate at any time our right to pay all or a portion of the repurchase price on either of these dates in shares of our common stock. If we elect to pay note holders in common stock or a combination of cash and common stock, our common stock will be valued at 95 percent of the average closing sale price for the five trading days ending on the third trading day preceding the applicable purchase date. In addition, upon a change in control, note holders will have the right, subject to certain conditions and restrictions, to require us to repurchase some or all of their notes at a price equal to 100 percent of the principal amount, plus any accrued and unpaid interest and liquidated damages owed, if any, to the date of purchase.

8⅛ Percent Senior Subordinated Notes due 2012

On April 24, 2002, we issued and sold $150 million principal amount of our 8⅛ percent senior subordinated notes due 2012, and on January 14, 2003 issued and sold another $200 million of such notes, and on November 24, 2003 redeemed $46 million of such notes. These two series of notes were issued under the same indenture, dated as of April 24, 2002 by and between us and J.P. Morgan Trust Company, National Association as trustee, and are treated as a single class of securities for all purposes.

The following summary is a description of the material provisions of the indenture. It does not restate the indenture in its entirety, nor does it mention many of its key provisions. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Our $8^1/_8$ percent senior subordinated notes mature on May 1, 2012. We pay interest on May 1 and November 1 of each year.

We will be able to redeem the notes at our option, in whole or in part on a pro rata basis at any time and from time to time, on and after May 1, 2007 at specified redemption prices. Also, on or prior to May 1, 2005, at our option, we may redeem in the aggregate up to 40 percent of the aggregate principal amount of the notes at a redemption price equal to 108.125 percent of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings.

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt, including debt under the Credit Facility and our 2.50 percent convertible senior notes. The notes rank equally in right of payment with our other senior subordinated debt, including our 8 percent senior subordinated notes due 2013 and the new 3.25 percent convertible senior subordinated notes. The notes are effectively subordinated to any current or future secured indebtedness outstanding.

If a change of control triggering event occurs, each holder of the notes will have the right to require us to purchase such holder's notes at a purchase price equal to 101 percent of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of purchase. On and after May 1, 2007, we may exercise our optional redemption right to redeem all or a portion of the notes, at specified redemption prices, even if a change of control has occurred. After May 1, 2010, this redemption price will be lower than the price we have to pay if holders require us to purchase the notes upon the occurrence of a change of control. If a change of control triggering event occurs, prior to repurchasing the notes, we must first either repay our credit facility or get a waiver or consent from the lenders under our credit facility to repurchase the notes from the note holders.

The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things: (1) incur additional indebtedness; (2) pay dividends or make other distributions in respect of its capital stock; (3) repurchase equity interests or subordinated indebtedness; (4) create certain liens; (5) enter into certain transactions with affiliates; (6) consummate certain asset sales; and (7) merge or consolidate. If we or any of our restricted subsidiaries are not in compliance with certain of the indenture's financial covenants, our ability to consummate our acquisition and investment strategy will be impaired and will require prior approval or waiver by the holders of notes. These covenants are subject to important exceptions and qualifications.

The indenture pursuant to which the notes have been issued sets forth certain events the occurrence of which constitutes an event of default. An event of default occurs if, among other things, Fisher: (1) fails to pay interest when due for 30 days, (2) fails to pay principal when due, (3) defaults in the performance of a covenant regarding the merger or sale of substantially all assets of Fisher, (4) defaults in the observance or performance of other covenants for 30 days after written notice from the trustee of holders representing 25 percent or more of the outstanding principal amount of the notes, (5) fails to pay or has accelerated certain other indebtedness aggregating $15 million or more, (6) is subject to one or more unpaid judgments aggregating $15 million or more, or (7) one of its significant subsidiaries, files for or is otherwise subject to a declaration of bankruptcy.

Upon the happening of any event of default, the trustee or the holders of at least 25 percent in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to Fisher and the trustee specifying the respective event of default and that it is a "notice of acceleration," and the notes shall become immediately due and payable. If an event of default with respect to bankruptcy proceedings of Fisher occurs and is continuing, all notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of notes.

8 Percent Senior Subordinated Notes due 2013

On August 20, 2003, we issued and sold $150 million principal amount of our 8 percent senior subordinated notes due 2013, and on November 4, 2003 issued and sold another $150 million of such notes. These two series of notes were issued under the same indenture, dated as of August 20, 2003 by and between us and J.P. Morgan Trust Company, National Association as trustee, and are treated as a single class of securities for all purposes. The notes issued on November 4, 2003 were privately placed, and we are required to effect a registered exchange offer to exchange those notes for notes that have been registered under the Securities Act (or if we cannot effect such exchange offer, to file a resale registration statement for the transfer of such notes). We filed on March 2, 2004 a registration statement on Form S-4 with respect to such exchange offer.

The following summary is a description of the material provisions of the indenture. It does not restate the indenture in its entirety, nor does it mention many of its key provisions. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Our 8 percent senior subordinated notes mature on September 1, 2013. We pay interest on March 1 and September 1 of each year.

We will be able to redeem the notes at our option, in whole or in part on a pro rata basis at any time and from time to time, on and after September 1, 2008 at specified redemption prices. At any period prior to September 1, 2008, we may redeem the notes at a redemption price of 100 percent of their principal amount plus a specified make-whole premium. Also, on or prior to September 1, 2006, at our option, we may redeem in the aggregate up to 40 percent of the aggregate principal amount of the notes at a redemption price equal to 108 percent of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings.

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt, including debt under the Credit Facility and our 2.50 percent convertible senior notes. The notes rank equally in right of payment with our other senior subordinated debt, including our 8⅛ percent senior subordinated notes due 2012 and the new 3.25 percent convertible notes. The notes are effectively subordinated to any current or future secured indebtedness outstanding.

If a change of control triggering event occurs, each holder of the notes will have the right to require us to purchase such holder's notes at a purchase price equal to 101 percent of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of purchase. On and after September 1, 2008, we may exercise our optional redemption right to redeem all or a portion of the notes, at specified redemption prices, even if a change of control has occurred. After September 1, 2011, this redemption price will be lower than the price we have to pay if holders require us to purchase the notes upon the occurrence of a change of control. If a change of control triggering event occurs, prior to repurchasing the notes, we must first either repay our credit facility or get a waiver or consent from the lenders under our credit facility to repurchase the notes from the note holders.

The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things: (1) incur additional indebtedness; (2) pay dividends or make other distributions in respect of its capital stock; (3) repurchase equity interests or subordinated indebtedness; (4) create certain liens; (5) enter into certain transactions with affiliates; (6) consummate certain asset sales; and (7) merge or consolidate. If we or any of our restricted subsidiaries are not in compliance with certain of the indenture's financial covenants, our ability to consummate our acquisition and investment strategy will be impaired and will require prior approval or waiver by the holders of notes. These covenants are subject to important exceptions and qualifications.

The indenture pursuant to which the notes will be issued sets forth certain events the occurrence of which constitutes an event of default. An event of default occurs if, among other things, Fisher: (1) fails to pay interest when due for 30 days, (2) fails to pay principal when due, (3) defaults in the performance of a covenant regarding the merger or sale of substantially all assets of Fisher, (4) defaults in the observance of performance of other covenants for 30 days after written notice from the trustee of holders representing 25 percent or more of the outstanding principal amount of the notes, (5) fails to pay or has accelerated certain other indebtedness aggregating $25 million or more, (6) is subject to one or more unpaid judgments aggregating $25 million or more, or (7) or one of its significant subsidiaries, files for or is otherwise subject to a declaration of bankruptcy.

Upon the happening of any event of default, the trustee or the holders of at least 25 percent in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to Fisher and the trustee specifying the respective event of default and that it is a "notice of acceleration," and the notes shall become immediately due and payable. If an event of default with respect to bankruptcy proceedings of Fisher occurs and is continuing, all notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of notes.

3.25 Percent Convertible Senior Subordinated Notes due 2024

On March 3, 2004, we issued and sold $300 million principal amount of our 3.25 percent convertible senior subordinated notes due March 1, 2024. We sold these notes under a "shelf" registration statement dated September 3, 2003 pursuant to which we may issue and sell up to $750 million of our debt and equity securities.

The following summary is a description of the material provisions of the supplemental indenture, dated March 3, 2004, by and between us and J.P. Morgan Trust Company, National Association, as trustee, for such notes. It does not restate the supplemental indenture in its entirety, nor does it mention many of its key provisions. A copy of the supplemental indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Interest on the notes is payable on March 1 and September 1 of each year. The notes mature on March 1, 2024. The notes may be converted into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) note holders may convert their notes in a conversion period on any date on or prior to March 1, 2019, if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the first day of such conversion period was more than 120 percent of the then-current conversion price of the notes; (2) if, on any date after March 1, 2019, the closing sale price of our common stock is more than 120 percent of the then-current conversion price of the notes, then note holders will have such conversion right at all times thereafter; (3) we have called the notes for redemption; (4) we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution; (5) we distribute to all or substantially all holders of our common stock, cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10 percent of the closing sale price of our common stock on the day preceding the declaration for such distribution; or (6) during any period in which the credit rating of the notes assigned by Moody's is Caa2 or lower and by Standard & Poor's is CCC or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continue to rate the notes. Note holders may also convert their notes into shares of our common stock for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97 percent of the average conversion value for the notes during that period.

Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is our current intention to satisfy our obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of our common stock, to satisfy the remainder, if any, of our conversion obligation. Our ability to deliver cash at the time of conversion will be subject to many factors, including the amount of cash we have available to us, whether the agreements governing our indebtedness would permit such a cash settlement, our then-existing cash needs, and other factors. The initial conversion rate is 12.4378 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $80.40 per share.

On or after March 2, 2011, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100 percent of the principal amount plus accrued interest and liquidated damages owed, if any, to the redemption date. Note holders have the option, subject to certain conditions, to require us to repurchase any notes held by them on March 1, 2011, March 1, 2016 and March 1, 2021, or upon a change in control, at prices equal to 100 percent of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of repurchase. We may choose to pay the repurchase price for any notes repurchased on March 1, 2011, March 1, 2016 and March 1, 2021 in cash, shares of our common stock, or a combination of cash and shares of our common stock; provided, however, that we may, at our sole discretion, terminate at any time our right to pay all or a portion of the repurchase price on either of these dates in shares of our common stock. If we elect to pay note holders in common stock or a combination of cash and common stock, our common stock will be valued at 95 percent of the average closing sale price for the five trading days ending on the third trading day preceding the applicable purchase date. In addition, upon a change in control, note holders will have the right, subject to certain conditions and restrictions, to require us to repurchase some or all of their notes at a price equal to 100 percent of the principal amount, plus any accrued and unpaid interest and liquidated damages owed, if any, to the date of purchase.

Securitization Facility

On February 14, 2003, we entered into a new 365-day receivables securitization facility, which we amended on February 12, 2004 extending the maturity date to February 10, 2005. All other material terms and conditions remain unchanged. The following summary is a description of the material provisions of the relevant agreements. It does not restate such agreements in their entirety, nor does it mention many of their key provisions. A copy of such agreements are filed as exhibits to our Form 10-K, and the following summary is qualified in its entirety by reference to them.

The Receivables Securitization Facility provides for the sale, on a revolving basis, of all of the accounts receivable of Fisher Scientific Company L.L.C., Cole-Parmer Instrument Company, Fisher Clinical Services Inc., and Fisher Hamilton L.L.C. to FSI Receivables Company LLC, formerly named FSI Receivables Corp. ("FSI"), a special purpose, bankruptcy remote indirect wholly-owned subsidiary of the Company. On the same date, FSI and Fisher, as servicer, entered into a receivables transfer agreement with certain financial institutions, which provides for the transfer on a revolving basis of an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount of $225 million to be funded in cash from time to time to FSI. Under the terms of the Receivables Securitization Facility, the originators retain collection and administrative responsibilities for the receivables in the pool. The effective funded interest rate on the Receivables Securitization Facility is approximately one month LIBOR plus a usage fee of 45 basis points. The unfunded annual commitment fee is 25 basis points.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments. Those estimates and assumptions are based on our historical experience, our observance of trends in the industry, and various other factors that are believed to be reasonable under the circumstances and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 – Summary of Significant Accounting Policies and are herein incorporated by reference. We believe the critical accounting policies discussed below are those most important for an understanding of our financial condition and results of operations.

Revenue Recognition – we record distribution revenue and manufactured product revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss has been transferred to the customer and collectibility of the resulting receivable is reasonably assured. Risk of loss is generally transferred to the customer upon delivery. Products are typically delivered without significant post-sale obligations to customers. When significant post-sale obligations exist, revenue recognition is deferred until the obligations are satisfied. We record reductions to revenue for estimated returns. Should a greater number of products be returned to us, additional reductions to revenue may be required. We also provide for the estimated cost of product warranties at the time revenue is recognized. Although our facilities undergo quality assurance and testing procedures throughout the production process and we monitor our suppliers for Fisher branded products, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Although our actual product returns and warranty costs have not historically fluctuated, should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required. Pharmaceutical outsourcing service revenues, which can consist of specialized packaging, warehousing and distribution of products, and arrangements with multiple elements, are recognized as each of the elements are provided. The Company recognizes revenue for each element based on the fair value of the element provided, which has been determined by referencing historical pricing policies when the element is sold separately.

Environmental Liabilities – we record accruals for environmental liabilities based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount can be reasonably estimated. Our estimates are based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. Inherent uncertainties exist in these estimates due to unknown conditions, changing laws and regulations and changes in the manner or method of enforcement of such laws and regulations. Accrued liabilities for investigation, remediation and operation and maintenance of cleanup sites were $32.5 million and $31.0 million at December 31, 2003 and 2002, respectively. Although management uses its best estimates when establishing accruals for environmental liabilities, if interpretations of applicable laws and regulations, cleanup methods or the extent of our responsibility change from our current estimates, revisions to our estimated environmental liability may be required.

Goodwill – we perform an evaluation of whether goodwill is impaired annually or when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Fair value is determined using a combination of discounted cash flow and multiple of earnings valuation techniques. Our estimates are based upon historical trends, management's knowledge and experience, and overall economic factors. While we believe our estimates are reasonable, different assumptions regarding items such as future cash flows and volatility in the markets we serve could affect our evaluations and result in write-downs to the carrying amount of our goodwill.

Pension Plans – we have defined benefit pension plans covering a significant number of domestic and international employees. Accounting for these plans requires the use of assumptions, including estimates on the expected long-term rate of return on assets, discount rates and the average rate of increase in employee compensation. In order to make informed assumptions, management consults with actuaries and reviews public market data and general economic information. Our pension cost is based on certain assumptions, including our expected long-term rate of return on plan assets and discount rate. A majority of our plans benefit obligations and assets relate to our United States-based plan, which returned a gain of approximately 15 percent on plan assets for 2003 and generated a ten-year weighted-average return on plan assets of approximately 9.5 percent. A 50 basis point change in the assumption of our expected long-term rate of return on plan assets for our United States-based plan would result in a change in our pension cost of approximately $1.2 million. A 50 basis point change in the assumption of our discount rate for our United States-based plan would result in a change in our benefit obligation of approximately $9.0 million. We continually assess these assumptions based on market conditions, and if those conditions change, our pension cost and pension obligation may be adjusted accordingly.

Convertible Notes – we have $600 million of convertible notes outstanding. The notes may be converted into shares of our common stock (unless earlier redeemed or repurchased by us) under various circumstances. The conversion events are discussed in more detail under: "Description of Indebtedness" included herein. The notes are not yet convertible. Upon conversion, we have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. Once the notes become convertible, the dilutive effect of the convertible notes shall be reflected in diluted EPS by application of the "if-converted method" or the so-called "treasury stock method." By application of the if-converted method, 6.3 million and 3.7 million shares would be included in the weighted average common shares used in computing diluted net income per share at an initial conversion price of $47.46 and $80.40 per share for our 2.50 percent convertible senior notes and our 3.25 percent convertible senior subordinated notes, respectively. By application of the treasury stock method, 1.1 million and 0.6 million shares would be included in the weighted average common shares outstanding used in computing diluted net income per share at 120 percent of the initial conversion prices for the 2.50 percent convertible senior notes and the 3.25 percent convertible senior subordinated notes, respectively. When convertible, the Company may select the treasury stock method for calculating EPS.

Stock Options – we measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") defines a fair value method of accounting for an employee stock option or similar equity instrument. Under SFAS 123, fair value of the stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and its expected dividends, and the risk-free interest rate over the expected life of the option, and is amortized as compensation cost over the vesting period of the stock option. We determine the fair value of our stock options using the Black-Scholes option-pricing model. Had we recorded compensation expense as prescribed by SFAS 123, our net income in 2003, 2002 and 2001 would have been $59.2 million, $41.5 million and $29.0 million, respectively, and our diluted net income per share would have been $0.98, $0.72 and $0.55, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

For information on recent accounting pronouncements, refer to Note 22 – Recent Accounting Pronouncements, which is incorporated herein by reference.

CAUTIONARY FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Annual Report may constitute forward-looking statements. Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements.

The Company has based forward-looking statements on its current expectations and projections about future events. Although the Company believes that its assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that the assumptions and expectations will prove to have been correct. All forward-looking statements reflect the Company's present expectations of future events and are subject to a number of important assumptions, factors, and risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Any cautionary language in this Annual Report provide examples of these risks and uncertainties. Some of the other uncertainties and assumptions to which these forward-looking statements are subject include the following:

- our outstanding indebtedness and leverage, and the restrictions imposed by our indebtedness;
- the effects of domestic and international economic and business conditions on our businesses;
- the high degree of competition of certain of our businesses, and the potential for new competitors to enter into these businesses;
- the extent to which we undertake new acquisitions or enter into strategic joint ventures or partnerships, and the terms of any such acquisition or strategic joint venture or partnership;
- future modifications to existing laws and regulations, including those regarding the environment;
- discovery of unknown contingent liabilities, including environmental contamination at our facilities and liability with respect to products we distribute and manufacture;
- fluctuations in interest rates and in foreign currency exchange rates;
- availability, or increases in the cost, of raw materials and other inputs used to make our products;
- the loss of major customers or suppliers, including any provider of shipping services; and
- our ability to generate free-cash flow or to obtain sufficient resources to finance working capital and capital expenditure needs.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. The Company is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. You should review any additional disclosures the Company makes in its filings with the SEC, including its Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our proxy statements for our shareholders' meetings.

Quantitative and Qualitative Disclosures About Market Risk

We measure our market risk related to our holdings of financial instruments based on changes in interest rates, foreign currency rates and commodities utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10 percent change in these market rates. We used year-end market rates on our financial instruments to perform the sensitivity analysis. We do not include items such as lease contracts, insurance contracts and obligations for pension and other post-retirement benefits in the analysis.

Our primary interest rate exposures relate to cash, fixed and variable rate debt and interest rate swaps and options. The potential loss in fair values is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10 percent change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to an immediate 10 percent change in rates. A hypothetical 10 percent change in interest rates would not have had a material impact on our fair values, cash flows or earnings for 2003, 2002 or 2001.

Our primary currency rate exposures relate to our intercompany debt, foreign cash and foreign currency forward and option contracts. The potential loss in fair values is based on an immediate change in the United States dollar equivalent balances of our currency exposures due to a 10 percent shift in exchange rates. The potential loss in cash flows and earnings is based on the change in cash flow and earnings over a one-year period resulting from an immediate 10 percent change in currency exchange rates. A hypothetical 10 percent change in the currency exchange rates would not have had a material impact on our fair values, cash flows or earnings for either 2003, 2002 or 2001.

Our primary commodity exposures relate to our use of diesel fuel for transportation and natural gas for manufacturing and heating purposes. The potential loss in cash flows and earnings is based on the change in the net present value of our commodity exposures resulting from an immediate 10 percent change in market rates. A hypothetical 10 percent change in market rates would not have had a material impact on our fair values, cash flows or earnings for either 2003, 2002 or 2001.

In the normal course of business, we use derivative financial instruments, including interest rate swaps and options and foreign currency forward exchange contracts and options, and commodity swaps and options to manage market risks. Additional information regarding our financial instruments is contained in Note 11 – Fair Value of Financial Instruments and Note 10 – Debt. The objective in managing our exposure to changes in interest rates is to limit the impact of these changes on earnings and cash flow and to lower our overall borrowing costs. The objective in managing our exposure to changes in foreign currency exchange rates is to reduce volatility on earnings and cash flow associated with these changes. The objective in managing our exposure to energy commodities is to reduce our volatility on earnings and cash flow associated with these changes. Our principal currency exposures are in the major European currencies and in the Canadian dollar. We do not hold derivatives for trading purposes.

We operate manufacturing and logistical facilities as well as offices around the world and utilize fixed and floating rate debt to finance global operations. As a result, we are subject to business risks inherent in non-United States activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

statement of operations

Year Ended December 31, In millions, except per share data	2003	2002	2001
Sales	$3,564.4	$3,238.4	$2,880.0
Cost of sales	2,624.9	2,383.3	2,142.8
Selling, general and administrative expense	680.9	612.2	546.4
Restructuring and other charges (credits)	-	(2.2)	59.7
Income from operations	258.6	245.1	131.1
Interest expense	84.8	91.3	99.5
Other expense, net	77.7	12.3	1.3
Income before income taxes and cumulative effect of accounting change	96.1	141.5	30.3
Income tax provision	17.7	44.8	13.9
Income before cumulative effect of accounting change	78.4	96.7	16.4
Cumulative effect of accounting change, net of tax	-	(46.1)	-
Net income	$ 78.4	$ 50.6	$ 16.4
Basic income per common share before cumulative effect of accounting change	$ 1.38	$ 1.77	$ 0.33
Cumulative effect of accounting change, net of tax	-	(0.84)	-
Basic net income per common share	$ 1.38	$ 0.93	$ 0.33
Diluted income per common share before cumulative effect of accounting change	$ 1.29	$ 1.67	$ 0.31
Cumulative effect of accounting change, net of tax	-	(0.80)	-
Diluted net income per common share	$ 1.29	$ 0.87	$ 0.31
Weighted average common shares outstanding:			
Basic	56.9	54.5	49.4
Diluted	60.6	57.9	53.0

See the accompanying notes to financial statements.

balance sheet

December 31, In millions, except share and per share data	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 83.8	$ 38.8
Accounts receivable, net	432.7	358.0
Inventories	355.4	267.8
Other current assets	138.9	104.8
Total current assets	1,010.8	769.4
Property, plant and equipment	440.9	332.7
Goodwill	1,006.9	508.1
Intangible assets	241.0	111.7
Other assets	159.8	149.5
Total assets	$2,859.4	$1,871.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 12.0	$ 23.9
Accounts payable	377.7	347.9
Accrued and other current liabilities	258.8	211.5
Total current liabilities	648.5	583.3
Long-term debt	1,386.1	921.8
Other liabilities	249.4	232.8
Total liabilities	2,284.0	1,737.9
Commitments and contingencies		
Stockholders' equity:		
Preferred stock ($0.01 par value; 15,000,000 shares authorized, none outstanding)	–	–
Common stock ($0.01 par value; 500,000,000 shares authorized; 63,218,083 and 54,675,513 shares issued; 62,955,438 and 54,638,907 shares outstanding at December 31, 2003 and 2002, respectively)	0.6	0.5
Capital in excess of par value	964.5	676.4
Accumulated deficit	(426.5)	(504.9)
Accumulated other comprehensive income (loss)	40.0	(37.5)
Treasury stock, at cost, (262,645 and 36,606 shares at December 31, 2003 and 2002, respectively)	(3.2)	(1.0)
Total stockholders' equity	575.4	133.5
Total liabilities and stockholders' equity	$2,859.4	$1,871.4

See the accompanying notes to financial statements.

statement of cash flows

Year Ended December 31, In millions	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 78.4	$ 50.6	$ 16.4
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	82.8	74.9	82.0
Call premiums and deferred financing charges	65.9	11.2	–
Deferred income taxes	(0.5)	36.1	(0.3)
Other noncash expenses	18.2	1.2	6.0
Restructuring and other charges (credits)	–	(2.2)	46.1
(Gain) loss on sale of property, plant and equipment and write-offs	0.6	1.0	(0.6)
Cumulative effect of accounting change, net of tax	–	46.1	–
Changes in working capital:			
Accounts receivables, net	(17.0)	(11.6)	8.9
Inventories	37.6	5.5	10.0
Accounts payable	7.8	6.0	13.8
Other assets	(59.7)	(34.4)	(31.4)
Other liabilities	3.9	(25.1)	7.7
Cash provided by operating activities	218.0	159.3	158.6
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(672.0)	(61.1)	(371.2)
Capital expenditures	(80.2)	(43.9)	(40.1)
Purchase of financial instruments	(15.7)	–	–
Proceeds from sale of property, plant and equipment	0.3	0.2	2.4
Other investments	1.2	(0.6)	(10.7)
Cash used in investing activities	(766.4)	(105.4)	(419.6)
Cash flows from financing activities:			
Proceeds from sale of common stock	260.6	–	289.9
Proceeds from stock options exercised	19.8	6.4	3.1
Long-term debt proceeds	1,470.7	163.3	–
Long-term debt payments	(1,077.9)	(228.1)	(29.5)
Change in short-term debt, net	(16.2)	(26.4)	7.2
Acquisition of treasury stock	–	–	(0.7)
Debt financing costs	(29.5)	(9.8)	–
Call premiums	(43.8)	–	–
Cash provided by (used in) financing activities	583.7	(94.6)	270.0
Effect of exchange rate changes on cash and cash equivalents	9.7	4.4	0.1
Net change in cash and cash equivalents	45.0	(36.3)	9.1
Cash and cash equivalents – beginning of year	38.8	75.1	66.0
Cash and cash equivalents – end of year	$ 83.8	$ 38.8	$ 75.1
Supplemental Cash Flow Information:			
Cash paid during the year for:			
Income taxes, net of refunds	$ 11.7	$ 15.6	$ 8.5
Interest	$ 93.1	$ 83.5	$ 92.2

See the accompanying notes to financial statements.

statement of changes in stockholders' equity (deficit) and other comprehensive income (loss)

In millions, except share data	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Shares Deposited in Trust	Shares to Be Distributed from Trust	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost Shares	Treasury Stock at Cost Amount	Total	Other Comprehensive Income (Loss)
Balance at January 1, 2001	40,132,296	$0.4	$326.0	$(30.1)	$ 30.1	$(571.9)	$(65.9)	15,907	$(0.3)	$(311.7)	
Net income	–	–	–	–	–	16.4	–	–	–	16.4	$ 16.4
Foreign currency translation adjustment	–	–	–	–	–	–	(10.1)	–	–	(10.1)	(10.1)
Unrealized investment gain	–	–	–	–	–	–	0.5	–	–	0.5	0.5
Unrealized loss on cash flow hedges	–	–	–	–	–	–	(6.6)	–	–	(6.6)	(6.6)
Minimum pension liability	–	–	–	–	–	–	0.3	–	–	0.3	0.3
Subtotal – other comprehensive income											$ 0.5
Proceeds from issuance of common stock, net	12,800,000	0.1	289.8	–	–	–	–	–	–	289.9	
Proceeds from stock options	1,262,188	–	3.1	–	–	–	–	–	–	3.1	
Tax benefit from stock options	–	–	8.7	–	–	–	–	–	–	8.7	
Conversion of employee stock options to common stock	–	–	33.5	–	–	–	–	–	–	33.5	
Acquisition of treasury stock	–	–	–	–	–	–	–	20,699	(0.7)	(0.7)	
Trust activity	–	–	–	(20.5)	20.5	–	–	–	–	–	
Balance at December 31, 2001	54,194,484	0.5	661.1	(50.6)	50.6	(555.5)	(81.8)	36,606	(1.0)	23.3	
Net income	–	–	–	–	–	50.6	–	–	–	50.6	$ 50.6
Foreign currency translation adjustment	–	–	–	–	–	–	48.8	–	–	48.8	48.8
Unrealized investment loss	–	–	–	–	–	–	(1.3)	–	–	(1.3)	(1.3)
Unrealized gain on cash flow hedges	–	–	–	–	–	–	1.3	–	–	1.3	1.3
Realization of losses on cash flow hedges	–	–	–	–	–	–	5.3	–	–	5.3	5.3
Minimum pension liability	–	–	–	–	–	–	(9.8)	–	–	(9.8)	(9.8)
Subtotal – other comprehensive income											$ 94.9
Proceeds from stock options	481,029	–	6.4	–	–	–	–	–	–	6.4	
Tax benefit from stock options	–	–	8.9	–	–	–	–	–	–	8.9	
Trust activity	–	–	–	16.6	(16.6)	–	–	–	–	–	
Balance at December 31, 2002	54,675,513	0.5	676.4	(34.0)	34.0	(504.9)	(37.5)	36,606	(1.0)	133.5	
Net income	–	–	–	–	–	78.4	–	–	–	78.4	$ 78.4
Foreign currency translation adjustment	–	–	–	–	–	–	69.2	–	–	69.2	69.2
Unrealized investment gain	–	–	–	–	–	–	0.7	–	–	0.7	0.7
Unrealized gain on cash flow hedges	–	–	–	–	–	–	0.5	–	–	0.5	0.5
Minimum pension liability	–	–	–	–	–	–	6.0	–	–	6.0	6.0
Unrealized gain on SERP	–	–	–	–	–	–	1.1	–	–	1.1	1.1
Subtotal – other comprehensive income											$155.9
Proceeds from issuance of common stock, net	6,634,526	0.1	260.5	–	–	–	–	–	–	260.6	
Exercise of stock options and warrants	1,908,044	–	19.8	–	–	–	–	–	–	19.8	
Tax benefit from stock options	–	–	5.6	–	–	–	–	–	–	5.6	
Acquisition of treasury stock	–	–	2.2	–	–	–	–	226,039	(2.2)	–	
Trust activity	–	–	–	8.5	(8.5)	–	–	–	–	–	
Balance at December 31, 2003	63,218,083	$0.6	$964.5	$(25.5)	$ 25.5	$(426.5)	$ 40.0	262,645	$(3.2)	$ 575.4	

See the accompanying notes to financial statements.

Note 1 | Nature of Operations

Fisher Scientific International Inc. ("Fisher" or "the Company") was founded in 1902 and was incorporated as a Delaware Corporation in 1991. The Company's operations are conducted throughout North and South America, Europe, the Far East, Australia, the Middle East and Africa directly or through one or more subsidiaries, joint ventures, agents or dealers. During 2003, the Company changed its business segments to reflect the way it currently manages its businesses and now reports financial results on the basis of the following three business segments:

1. Scientific products and services segment, which provides products and services used for scientific-research, drug-discovery and drug-development applications. This segment manufactures and distributes a broad range of consumable supply products, scientific instruments and apparatus and safety products. In addition, this segment provides pharmaceutical services for clinical trials, contract manufacturing and a number of other value-added services.

2. Healthcare products and services segment, which manufactures and distributes a wide array of diagnostic kits and reagents, consumable supplies and medical devices to hospitals, clinical laboratories and physicians' offices. Additionally, this segment provides outsourced manufacturing services for diagnostic reagents, calibrators and controls to the healthcare and pharmaceutical industries.

3. Laboratory workstations segment, which manufactures and sells laboratory furniture and fume hoods and provides lab-design services for pharmaceutical and biotechnology customers, colleges, universities and secondary schools, hospitals and reference labs.

All segment information for the periods presented has been reclassified to conform to the new business segments.

Note 2 | Summary of Significant Accounting Policies

Principles of Consolidation – The financial statements include the accounts of the Company and all majority and wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less at the date of acquisition. These investments are carried at cost, which approximates market value.

Inventories – Inventories are valued at the lower of cost or market, cost being determined principally by the last-in, first-out ("LIFO") method for a majority of domestic subsidiaries and by the first-in, first-out ("FIFO") method for all other subsidiaries. The LIFO cost method is generally used for subsidiaries that have also elected LIFO cost for tax purposes. The company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product or product line. The Company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in the cost of sales line item within the statement of operations.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation is eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations. Depreciation is generally based upon the following estimated useful lives: buildings and improvements 5 to 33 years; machinery, equipment and other 3 to 12 years. Depreciation is computed using the straight-line method.

Goodwill – Goodwill was amortized through December 31, 2001 for goodwill acquired in business combinations completed prior to June 30, 2001 using the straight-line method over periods ranging from 5 to 40 years. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the use of a nonamortization approach to account for goodwill and indefinite-lived intangible assets and required the Company to perform an evaluation of whether goodwill and indefinite-lived intangible assets were impaired as of January 1, 2002, the effective date of SFAS 142 for the Company. Under the nonamortization approach, goodwill and indefinite-lived intangible assets are not amortized but instead are reviewed for impairment and written down with a resulting charge to the results of operations in the period in which the recorded value of goodwill and indefinite-lived intangible assets exceeds its fair value. In accordance with SFAS 142, the Company performed an initial test to evaluate whether goodwill and indefinite-lived intangible assets were impaired as of January 1, 2002 and determined goodwill was impaired – see Note 17 – Change in Accounting Principle. The Company performs its annual test for indications of impairment as of October 31 each year. The Company completed annual tests for impairment as of October 31, 2003 and 2002 and determined that goodwill and indefinite-lived intangible assets were not impaired.

Intangible Assets – Intangible assets with a finite useful life are amortized on a straight-line basis over their estimated useful lives, with periods ranging from 5 to 20 years. Intangible assets with an indefinite useful life are not amortized, but instead are reviewed for impairment.

Deferred Financing Fees – Deferred financing fees of $24.9 million and $18.7 million at December 31, 2003 and 2002, respectively, are included in other assets and are amortized using the effective interest rate method over the term of the related debt. During 2003, 2002 and 2001, the Company recorded amortization expense for deferred financing fees of $3.9 million, $4.5 million and $5.0 million, respectively. Upon retiring debt, unamortized deferred financing fees are recognized within other expense, net.

Impairment of Long-Lived Assets – Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the quoted market price, if available, or the estimated undiscounted operating cash flows generated by those assets are less than the assets' carrying value. Impairment losses are charged to the statement of operations for the difference between the fair value and carrying value of the asset. No impairment losses were recorded on long-lived assets in 2003 or 2002.

Accounts Payable – The Company maintains a zero balance cash management system for its U.S. accounts payable. Accordingly, included in accounts payable at December 31, 2003 and 2002, are $64.0 million and $99.9 million of checks that did not clear the bank, respectively.

Advertising – The Company expenses advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized over its expected period of future benefit, generally two years. Direct-response advertising consists of catalog production and mailing costs and amortization begins on the date the catalogs are mailed. Advertising expense, which includes internal employment costs for marketing personnel and amortization of capitalized direct-response advertising, was $39.9 million, $37.5 million and $21.8 million for the three years ended December 31, 2003, 2002 and 2001, respectively. Included in advertising expense was catalog amortization of $14.3 million, $14.5 million and $9.0 million for 2003, 2002 and 2001, respectively.

Revenue Recognition – The Company records distribution revenue and manufactured product revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss has been transferred to the customer and collectibility of the resulting receivable is reasonably assured. Risk of loss is generally transferred to the customer upon delivery. Products are typically delivered without significant post-sale obligations to customers. When significant post-sale obligations exist, revenue recognition is deferred until the obligations are satisfied. Provisions for discounts, warranties and rebates to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Pharmaceutical outsourcing service revenues, which can consist of specialized packaging, warehousing and distribution of products, and arrangements with multiple elements, are recognized as each of the elements are provided. The Company recognizes revenue for each element based on the fair value of the element provided, which has been determined by referencing historical pricing policies when the element is sold separately. Other service revenue is recognized as the services are performed. Certain contracts associated with the Company's laboratory workstations segment are recorded under the percentage-of-completion method of accounting. Changes in estimates to complete and revisions in overall profit estimates on percentage-of-completion contracts are recognized in the period in which they are determined.

Research and Development – The Company expenses costs associated with the development of new products. Research and development expenses are charged to selling, general and administrative expenses and were $11.8 million, $7.7 million and $4.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the asset and liability approach to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using exacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation – The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method. Had compensation cost for the Company's stock option plans been determined based on the fair value at grant date, as prescribed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's 2003, 2002 and 2001 net income and net income per share would have been as follows (in millions, except per share amounts):

	2003	2002	2001
Net income as reported	$78.4	$50.6	$16.4
Add: stock-based employee compensation expense included in reported net income, net of tax	–	–	21.1
Deduct: stock-based compensation expense determined using fair value based method for all awards, net of tax	19.2	9.1	8.5
Net income, pro forma	$59.2	$41.5	$29.0
Net income per common share			
As reported:			
Basic	$1.38	$0.93	$0.33
Diluted	$1.29	$0.87	$0.31
Pro forma:			
Basic	$1.04	$0.76	$0.59
Diluted	$0.98	$0.72	$0.55

The fair value of the Company's stock options included in the preceding pro forma amounts were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.8%	3.8%	4.5%
Expected life of option	5 years	5 years	5 years
Volatility	41%	47%	51%
Expected dividend yield	0%	0%	0%

Foreign Currency Translation – Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates in effect during the year. Adjustments resulting from financial statement translations are included as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are reported on the income statement line item corresponding with the transaction when recognized and were immaterial for all periods presented.

Derivative Financial Instruments – The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. All derivatives, whether designated in hedging relations or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the results of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income ("OCI") and are recognized in the results of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the results of operations. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in the results of operations in the current period.

The nature of the Company's business activities requires the management of various financial and market risks, including those related to changes in interest rates, foreign currency and commodity rates. The Company uses derivative financial instruments to mitigate or eliminate certain of those risks. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company does not hold derivatives for trading purposes.

The Company uses interest-rate swap and option agreements in order to manage its exposure to interest rate risk. These interest rate swaps are designated as cash flow hedges of the Company's variable rate debt. During the three years ended December 31, 2003, no ineffectiveness was recognized in the results of operations on these hedges. Amounts accumulated in OCI are reclassified into earnings as interest is accrued on the hedge transactions. The amounts accumulated in OCI will fluctuate based on changes in the fair value of the Company's derivatives at each reporting period.

The Company enters into forward currency and option contracts to hedge exposure to fluctuations in foreign currency rates. For foreign currency contracts that are designated as hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in the results of operations once the forecasted transactions are recognized. For forward currency contracts not designated as hedges, changes in fair value are recognized in other expense, net and are not material for each of the periods presented.

The Company enters into commodity swaps and option contracts to hedge exposure to fluctuations in commodity prices. For contracts that are designated as hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in the results of operations once the forecasted transactions are recognized. For contracts not designated as hedges, changes in fair value are recognized in other expense, net and are not material for each of the periods presented.

Other Comprehensive Income (Loss) – Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in other comprehensive income (loss), but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive income (loss) is composed of unrealized gains and losses on available-for-sale securities, unrealized losses on cash flow hedges, minimum pension liability and foreign currency translation adjustments.

Earnings per Share – Basic net income per share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during the period. Except where the result would be antidilutive, diluted net income per share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding, including potential common shares from the exercise of stock option and warrants using the treasury stock method.

The following table sets forth basic and diluted net income per share computational data for the years ended December 31, 2003, 2002 and 2001 (in millions, except per share amounts):

	2003	2002	2001
Net income available to common shareholders	$78.4	$50.6	$16.4
Weighted average common shares outstanding used in computing basic net income per share	56.9	54.5	49.4
Common stock equivalents[a]	3.7	3.4	3.6
Weighted average common shares outstanding used in computing diluted net income per share	60.6	57.9	53.0
Basic net income per share	$1.38	$0.93	$0.33
Diluted net income per share	$1.29	$0.87	$0.31

[a] The weighted average amount of outstanding antidilutive common stock options excluded from the computation of diluted net income per share was 0.2 million, 1.3 million and 0.9 million at December 31, 2003, 2002 and 2001, respectively.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain prior year amounts have been reclassified to conform to their current presentation.

Note 3 ACQUISITIONS

During 2003, the Company acquired more than 99 percent of the outstanding stock of Perbio Science AB ("Perbio"), a Swedish public company in a public tender offer pursuant to the rules of the Stockholm Stock Exchange. The remaining equity of Perbio was acquired during the first quarter of 2004. Perbio manufactures and sells consumable tools for protein-related research and protein-based biopharma drug production, primarily to customers within the United States. The purchase price was approximately $689 million in cash plus assumed net debt of approximately $44 million. The Perbio acquisition was financed principally through the sale of $300 million principal amount of 2.50 percent convertible senior notes, the issuance and sale of $150 million principal amount of 8 percent senior subordinated notes and the borrowing of an additional $250 million of term loans under the Company's senior credit facility. The BioResearch and Cell Culture divisions of Perbio have been included in the scientific products and services segment and the Medical Device division of Perbio has been included in the healthcare products and services segment from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the Perbio acquisition at the date of the acquisition net of cash and debt acquired. The allocation of purchase price for Perbio has been made based upon management estimates and third-party valuations that have not been finalized and revisions may be necessary.

In millions	
Current assets	$ 147.6
Property, plant and equipment	62.8
Intangible assets	117.8
Goodwill	477.9
Total assets acquired	806.1
Current liabilities	47.1
Other liabilities	26.3
Total liabilities assumed	73.4
Net assets acquired	$732.7

The allocation of the Perbio purchase price resulted in an allocation to identifiable intangible assets of $117.8 million. The Company valued intangible assets related to trademarks, trade names, customer lists, supplier agreements and core technology. A majority of the intangible assets acquired relate to trademarks and trade names.

The following unaudited pro forma financial information presents the results of operations as if the Perbio acquisition had occurred at the beginning of 2003 and 2002. The unaudited pro forma financial information is provided for information purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the Perbio acquisition been completed for the periods presented, or that may be achieved in the future (in millions, except per share amounts).

	2003	2002
Sales	$3,732.7	$3,446.9
Income before cumulative effect of accounting change, net of tax	76.2	94.0
Net income	76.2	47.9
Net income per common share:		
Basic	$ 1.34	$ 0.88
Diluted	$ 1.26	$ 0.83

In November 2002, the Company acquired Maybridge Chemical Holdings Limited ("Maybridge") and Mimotopes Pty. Limited ("Mimotopes"). Maybridge is a United Kingdom-based provider of organic compounds and combinatorial libraries for use in drug discovery. Mimotopes is an Australia-based manufacturer of custom peptides and peptide libraries used in conducting scientific research. These acquisitions had an aggregate purchase price of $53.2 million and were funded with cash on hand. The results of Maybridge and Mimotopes have been included in our scientific products and services segment from their respective dates of acquisition.

In July 2002, the Company acquired a Netherlands-based distributor operating under the names Retsch and Emergo. Retsch and Emergo are distributors of instruments, equipment and supplies to the scientific research and industrial markets. The net purchase price of $7.9 million was funded with cash on hand. The results of Retsch and Emergo have been included in the scientific products and services segment from the date of acquisition.

In April 2002, the Company acquired an additional interest in Medical Analysis Systems, Inc. ("MAS"), increasing the Company's existing ownership interest in MAS acquired in June 2001, to 91 percent. In September 2002, the Company caused MAS to merge with and into a wholly-owned merger subsidiary of the Company. The results of MAS have been included in the healthcare products and services segment from the dates of acquisition.

NOTE 4 | ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable at December 31, 2003 and 2002 (in millions):

	2003	2002
Gross accounts receivable	$469.3	$393.6
Allowance for doubtful accounts	(36.6)	(35.6)
Accounts receivable, net	$432.7	$358.0

In February 2003, the Company replaced its existing receivables securitization facility ("Receivables Securitization") and entered into a $225 million facility which provides for the sale, on a revolving basis, of all of the accounts receivable of Fisher Scientific Company L.L.C., Cole-Parmer Instrument Company, Fisher Clinical Services Inc. and Fisher Hamilton L.L.C. to FSI Receivables Company L.L.C. ("FSI"), a special purpose, bankruptcy remote indirect wholly-owned subsidiary of the Company, which is consolidated. On the same date, FSI and the Company, as servicer, entered into a receivables transfer agreement with certain financial institutions that provides for the transfer on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount of $225 million. During 2003 and 2002, the Company collected and reinvested, on a revolving basis, approximately $57 million and $226 million of receivables, respectively. Due to the short-term nature of the receivables, the Company's retained interest in the pool during the year is valued at historical cost which approximates fair value. The effective funded interest rate on the Receivables Securitization is approximately one month LIBOR plus a usage fee of 45 basis points. The unfunded annual commitment fee is 25 basis points. The Company recorded $0.9 million, $1.8 million and $3.8 million of losses on the sale of receivables as interest expense during the years ended December 31, 2003, 2002 and 2001, respectively. The full amount of the Receivables Securitization facility was available at December 31, 2003 and 2002.

NOTE 5 | INVENTORIES

Inventories consisted of the following as of December 31, 2003 and 2002 (in millions):

	2003	2002
Raw materials	$ 64.2	$ 46.6
Work in process	22.6	10.6
Finished goods	268.6	210.6
Total	$355.4	$267.8

The value of inventory maintained using the LIFO method was $141.4 million and $177.9 million, which was below estimated replacement cost by approximately $34.8 million and $33.6 million for the years ended December 31, 2003 and 2002, respectively. The value of inventory maintained using the FIFO method was $214.0 million and $89.9 million as of December 31, 2003 and 2002, respectively.

NOTE 6 | OTHER CURRENT ASSETS

The following is a summary of other current assets as of December 31, 2003 and 2002 (in millions):

	2003	2002
Deferred income taxes	$ 92.1	$ 70.6
Other	46.8	34.2
Total	$138.9	$104.8

NOTE 7 | PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment by major class of asset as of December 31, 2003 and 2002 (in millions):

	2003	2002
Land, buildings and improvements	$ 324.5	$ 250.6
Machinery, equipment and other	383.8	297.1
Total	708.3	547.7
Accumulated depreciation	(267.4)	(215.0)
Property, plant and equipment, net	$ 440.9	$ 332.7

Depreciation expense was $53.0 million, $47.0 million and $43.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 8 | GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a reconciliation of changes in the carrying amounts of goodwill by segment for the year ended December 31, 2003 (in millions):

	Scientific Products and Services	Healthcare Products and Services	Laboratory Workstations	Total
Balance as of December 31, 2002	$379.0	$ 76.1	$53.0	$ 508.1
Acquisitions[(a)]	447.4	33.5	–	480.9
Purchase price allocation adjustment[(b)]	(16.2)	–	–	(16.2)
Effect of foreign currency	34.1	–	–	34.1
Balance as of December 31, 2003	$844.3	$109.6	$53.0	$1,006.9

(a) The allocation of the purchase price for Perbio has been made based upon management estimates and third-party valuations that have not been finalized. Accordingly, the allocation of the purchase price is preliminary and revisions may be necessary.

(b) In March 2003, the Company finalized its third-party valuation of Maybridge. As a result, the Company recorded an adjustment of $16.2 million to the purchase price allocation for Maybridge reflecting an increase in the fair value of indefinite-lived intangible assets acquired with an offsetting decrease to goodwill.

The following is a summary of other intangible assets subject to amortization at December 31, 2003 and 2002 (in millions):

	2003	2002
Customer lists (net of accumulated amortization of $7.5 million and $5.9 million at December 31, 2003 and 2002, respectively)	$19.7	$15.1
Non-compete agreements (net of accumulated amortization of $18.3 million and $15.4 million at December 31, 2003 and 2002, respectively)	3.2	5.8
Patents and tradenames (net of accumulated amortization of $9.9 million and $6.7 million at December 31, 2003 and 2002, respectively)	8.5	8.9
Other amortizable intangible assets (net of accumulated amortization of $13.6 million and $9.2 million at December 31, 2003 and 2002, respectively)	66.7	20.4
Amortizable intangible assets, net of accumulated amortization	$98.1	$50.2

For the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of $12.1 million, $8.1 million and $6.8 million, respectively, related to other amortizable intangible assets.

The estimated amortization expense for each of the five succeeding years and thereafter is as follows (in millions):

For the Year Ended December 31,	
2004	$16.8
2005	14.0
2006	13.7
2007	13.1
2008	12.8
Thereafter	27.7

As of December 31, 2003 and 2002, the Company had indefinite-lived intangible assets in the scientific products and services segment of $130.8 million and $52.2 million, respectively. As of December 31, 2003 and 2002, the Company had indefinite-lived intangible assets in the healthcare products and services segment of $12.1 million and $9.3 million, respectively. Indefinite-lived intangible assets consist of tradenames acquired through the Company's acquisitions of Cole-Parmer and MAS in 2001, Maybridge in 2002 and Perbio in 2003.

NOTE 9 | ACCRUED AND OTHER CURRENT LIABILITIES

The following is a summary of accrued and other current liabilities as of December 31, 2003 and 2002 (in millions):

	2003	2002
Wages and benefits	$ 77.3	$ 60.5
Interest	16.4	28.1
Other	165.1	122.9
Total	$258.8	$211.5

Note 10 | DEBT

The following is a summary of debt obligations as of December 31, 2003 and 2002 (in millions):

	2003	2002
Term Facility	$ 440.0	$ –
7 1/8 percent Notes due 2005 (net of a discount of $0.4 million at December 31, 2002)	0.4	149.6
2.50 percent Convertible Senior Notes due 2023 convertible at $47.46 per share	300.0	–
Other Debt	36.2	50.0
9 percent Senior Subordinated Notes due 2008 (net of a discount of $3.9 million at December 31, 2002)	–	596.1
8 1/8 percent Senior Subordinated Notes due 2012 (includes $6.4 million of premiums at December 31, 2003)	310.4	150.0
8 percent Senior Subordinated Notes due 2013 (includes $11.1 million of premiums at December 31, 2003)	311.1	–
Total debt	1,398.1	945.7
Less: short-term portion	(12.0)	(23.9)
Total long-term debt	$1,386.1	$921.8

On February 14, 2003, the Company entered into a new credit facility that replaced the prior credit facility and on September 10, 2003 amended and restated this new credit facility (the "Original Credit Facility") to provide for, among other things, an additional $250 million term loan facility. On December 3, 2003, the Company amended the Original Credit Facility to create a $440 million term loan facility (the "Tranche C Term Loan Facility") to refinance the outstanding term loan facility at a lower interest rate, and to create an additional $15 million revolving credit commitment (the "New Revolving Credit Commitment"). As of December 31, 2003, the Credit Facility consists of (i) a $440 million Tranche C Term Loan Facility, (ii) a $190 million revolving credit facility, including the new Revolving Credit Commitment (the "Revolving Credit Facility") and (iii) upon request, and subject to the fulfillment of certain conditions, an additional incremental term loan facility (the "Incremental Term Loan Facility") of up to a maximum amount that varies depending, among other things, on the level of the Company's financial covenants and the amount of senior unsecured debt incurred by the Company since February 14, 2003.

The loans under the Revolving Credit Facility bear interest at the Adjusted LIBO Rate plus a margin of between 2.25 percent and 3.00 percent per annum. The loans under the Tranche C Term Loan Facility bear interest at the Adjusted LIBO Rate plus a margin of between 1.75 percent and 2.0 percent per annum. The Company's weighted-average borrowing rate for the Tranche C Term Loan Facility was 6.1 percent for the year ended December 31, 2003. Commitment fees are payable on the unborrowed amounts of the Revolving Credit Facility at a rate of between 0.375 percent and 0.50 percent per annum, depending on the Company's Total Leverage Ratio, while such commitments remain outstanding. As of December 31, 2003, $161.8 million of borrowings were available under the Revolving Credit Facility. The commitments under the Revolving Credit Facility expire, and the loans outstanding thereunder mature, on March 31, 2008. The Tranche C Term Loan Facility requires the Company to make quarterly repayments of principal equal to approximately $1.1 million from December 31, 2004 through March 31, 2009, and quarterly repayments of principal equal to approximately $105 million each quarter beginning June 30, 2009 through the maturity of the Tranche C Term Loan Facility on March 31, 2010. In April 2003, the Company entered into various pay-fixed interest rate swaps to hedge a portion of the variability of cash flows related to changes in interest rates on borrowings of variable rate debt obligations. The interest rate swaps have a total notional value of $200 million and expire at various dates between March 2008 and March 2010.

On July 7, 2003, the Company sold $300 million principal amount of 2.50 percent convertible senior notes. Interest on the notes is payable on April 1 and October 1 of each year. The notes may be converted into shares of the Company's common stock under the following circumstances: (1) if the closing sale price of the Company's common stock for a required period of trading days was more than 120 percent of the current conversion price of the notes; (2) if on any date after October 1, 2028, the closing sale price of the Company's common stock is more than 120 percent of the current conversion price of the notes, then note holders will have such conversion right at all times thereafter; (3) the Company has called the notes for redemption; (4) the Company distributes to all or substantially all holders of the Company's common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; (5) the Company distributes to all or substantially all holders of the Company's common stock, cash, assets, debt securities or capital stock, which distribution has a per share value as determined by the Company's board of directors exceeding 10 percent of the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; or (6) during any period in which the credit rating of the notes assigned by Moody's is Caa1 or lower and by Standard & Poor's is CCC+ or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continue to rate the notes. Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is the Company's current intention to satisfy the Company's obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of the Company's common stock, to satisfy the remainder, if any, of the Company's conversion obligation. The initial conversion rate is 21.0686 shares of common stock per each $1,000 principal amount of notes and is equivalent to an initial conversion price of $47.46 per share.

On April 24, 2002, the Company issued and sold $150 million principal amount of 8 1/8 percent senior subordinated notes and on January 14, 2003 issued and sold another $200 million of such notes. Interest on the 8 1/8 percent senior subordinated notes is payable May 1 and November 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including debt under the Credit Facility and the 2.50 percent convertible senior notes. The notes rank equally in right of payment with other senior subordinated debt.

On August 20, 2003, the Company issued and sold $150 million principal amount of 8 percent senior subordinated notes and on November 4, 2003 issued and sold another $150 million of such notes. Interest on the 8 percent senior subordinated notes is payable March 1 and September 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including debt under the Credit Facility and 2.50 percent convertible senior notes. The notes rank equally in right of payment with other senior subordinated debt.

Proceeds from the 8⅛ percent senior subordinated notes issued in January 2003 and the $400 million term loan facility entered into in February 2003 were used to refinance the Company's 9 percent senior subordinated notes in February and March 2003. During 2003, the Company also retired $149.6 million principal amount of the 7⅛ percent notes and $46.0 million of the 8⅛ percent notes.

Obligations of Fisher and the subsidiary borrowers under the Credit Facility are secured by substantially all assets of the Company and its material domestic subsidiaries. Obligations of Fisher and the subsidiary borrowers are further guaranteed by Fisher and each material domestic subsidiary of the Company. The Company's debt obligations restrict, among other things, the ability of the Company and its subsidiaries to (a) incur debt, (b) pay dividends or make certain other restricted payments, (c) enter into mergers, acquisitions and other business combinations, (d) voluntarily prepay certain debt of the Company or its subsidiaries, and other various covenants that are customary for similar obligations. The Company is in compliance with all covenants at December 31, 2003.

The following table summarizes the maturities of the Company's indebtedness at December 31, 2003:

	7⅛ Percent Notes	8 Percent Subordinated Notes	8⅛ Percent Subordinated Notes	2.50 Percent Convertible Senior Notes	Term Facility	Other	Total
2004	$ –	$ –	$ –	$ –	$ 1.1	$10.9	$ 12.0
2005	0.4	–	–	–	4.5	5.1	10.0
2006	–	–	–	–	4.5	4.8	9.3
2007	–	–	–	–	4.5	0.9	5.4
2008	–	–	–	–	4.5	0.8	5.3
Thereafter	–	300.0	304.0	300.0	420.9	13.7	1,338.6
Total	$0.4	$300.0	$304.0	$300.0	$440.0	$36.2	$1,380.6

Note 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents held at financial institutions, accounts receivable, accounts payable, short- and long-term debt, interest rate swaps and forward foreign currency contracts. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximate fair value due to the short-term nature of these instruments.

The carrying amount and fair value of the Company's long-term debt, forward foreign currency contracts and interest-rate swap agreements are as follows (in millions):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt:				
Convertible debt	$ 300.0	$ 333.9	$ –	$ –
Other	1,086.1	1,131.1	921.8	959.5
Total long-term debt	$1,386.1	$1,465.0	$921.8	$959.5
Forward foreign currency contracts	$ 0.1	$ 0.1	$ –	$ –
Interest rate swap agreements	$ 0.8	$ 0.8	$ –	$ –

The fair value of debt with variable rates approximates the net carrying value. The fair value of the long-term fixed rate debt was estimated based on current quotes from bond traders making a market in the debt instrument. The fair value of the forward foreign currency contracts was estimated based on what the Company would receive upon liquidation of the contracts, taking into account the change in currency exchange rates. The fair values of interest-rate swap agreements are the estimated amounts that the Company would pay or receive to terminate the agreements at the reporting date, taking into account current interest rates, the market expectation for future interest rates and the current creditworthiness of the Company.

The Company also had off-balance-sheet standby letters of credit with notional amounts of $28.2 million and $27.2 million with no unrealized gain or loss at December 31, 2003 and 2002, respectively.

None of the Company's financial instruments represent a concentration of credit risk as the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of customers and geographic areas.

NOTE 12 | COMMITMENTS AND CONTINGENCIES

The Company leases certain logistics, office and manufacturing facilities. The following is a summary of annual future minimum lease and rental commitments under operating leases as of December 31, 2003 (in millions):

2004	$ 25.5
2005	20.3
2006	16.2
2007	14.4
2008	13.1
Thereafter	44.6
Net minimum lease payments	$134.1

Rent expense included in the accompanying statement of operations was $23.6 million, $23.1 million and $20.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

As of December 31, 2003, the Company had outstanding letters of credit totaling $28.2 million, which primarily represent guarantees issued to local banks in support of borrowings by foreign subsidiaries of the Company, guarantees with respect to various insurance activities and performance letters of credit issued in the normal course of business.

There are various lawsuits and claims pending against the Company involving contract, product liability and other issues. In addition, the Company has assumed certain specified insurance liabilities, including liabilities related to an inactive insurance subsidiary, primarily related to certain historical businesses of its former parent. In view of the Company's financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is currently involved in various stages of investigation and remediation related to environmental protection matters. The Company cannot predict the potential costs related to environmental matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the Company's responsibility. However, these costs could be material. The Company records accruals for environmental liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The Company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. The Company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters were $32.5 million and $31.0 million at December 31, 2003 and 2002, respectively.

Although these environmental liabilities do not include third-party recoveries, the Company may be subject to indemnification from third parties for liabilities relating to certain sites. Management believes that this accrual is adequate for the environmental liabilities the Company expects to incur. As a result, the Company believes that the ultimate liability with respect to environmental matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the Company's operations, which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 13 | STOCKHOLDERS' EQUITY

Preferred and Common Stock

The preferred and common stock of the Company are each issuable in one or more series or classes, any or all of which may have such voting powers, full or limited, or no voting powers, and such designations, preferences and related participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are set forth in the Restated Certificate of Incorporation of Fisher or any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by Fisher's Board of Directors, which is expressly authorized to set such terms for any such issue. Under the Restated Certificate of Incorporation, the Company is authorized to issue up to 500,000,000 shares of common stock. As of December 31, 2002, the Company's outstanding common stock included 2,436,601 of nonvoting shares; none were outstanding as of December 31, 2003. As of December 31, 2003 and 2002, respectively, there were warrants outstanding to purchase 1,653,585 and 2,583,315 shares of common stock at an exercise price of $9.65 per share. The change in the number of warrants outstanding is the result of the exercise of 929,730 warrants by certain equity investors in 2003. Such exercise was affected on a cashless basis resulting in the issuance of 703,691 shares of common stock.

In September 2003, the Company issued and sold 6.6 million shares of common stock in a public offering at a price of $40.75 per share. The Company sold these shares under a "shelf" registration statement pursuant to which it may issue and sell up to $750 million of its debt and equity securities. Proceeds to the Company from the offering were approximately $261 million, net of underwriters' discounts and offering costs.

In February 2002, certain of the Company's stockholders sold 7.4 million shares of common stock in an underwritten public offering. The Company did not receive any of the proceeds from this offering.

On May 9, 2001, the Company sold 12.8 million shares of common stock to the public at a price of $24.00 per share. An additional 1.0 million shares were sold by employees and other individuals from shares distributed from a rabbi trust set up in connection with the Company's recapitalization in 1998. Proceeds to the Company from the offering were $289.9 million, net of underwriters' discounts and offering costs. The Company did not receive any proceeds for the sale of shares by the selling stockholders.

Stock Plans

Under the Company's 2003 Equity and Incentive Plan ("2003 Plan"), the Company may grant up to 2,700,000 shares of common stock in the form of incentive stock options, non-qualified stock options, other stock-based awards, including but not limited to restricted stock units or dividend payments. No more than 15 percent of the shares reserved for issuance shall be issued as restricted stock, restricted units or similar full-share value awards. The aggregate awards granted during any fiscal year to any single individual shall not exceed either 1,100,000 shares subject to options or stock appreciation rights or 400,000 shares subject to other stock-based awards (other than stock appreciation rights). Options granted have a term of five or ten years and generally vest over three years. The exercise price of any options may not be granted at less than fair market value of the common stock on the date of the grant. As of December 31, 2003, 809,500 shares are available for grant.

Under the Company's 2001 Equity and Incentive Plan ("2001 Plan"), the Company may grant up to 8,000,000 shares of common stock in the form of incentive stock options, non-qualified stock options, other stock-based awards, including but not limited to restricted stock units or dividend payments. No more than 3,000,000 shares of common stock may be awarded in respect to options, restricted stock, restricted stock units or other stock-based awards to any individual under the 2001 Plan. Options granted have a term of five or ten years and generally vest over three years. The exercise price of any option may not be granted at less than the fair market value of the common stock on the date of the grant. As of December 31, 2003, 1,624,503 shares are available for grant.

Upon adoption of the 2001 Plan, the Company ceased granting awards under the 1998 Equity and Incentive Plan ("1998 Plan"). As of December 31, 2003, there were 3,285,840 shares outstanding under the 1998 Plan. Awards under the 1998 Plan were authorized to be made in the form of options (whether incentive or otherwise), stock appreciation rights, restricted stock, dividend equivalents and other stock-based awards. Options granted under the 1998 Plan have a term of ten years and generally vest either over a three- to five-year period in equal installments, or in one installment nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or other factors. The Company also granted options to purchase 758,333 shares of common stock having a ten-year term and vesting five to nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or unless "put" to the Company by the executive or "called" by the Company in accordance with the terms of the respective grant agreements. The total "put" and/or "call" rights are limited to $10.0 million plus interest and are recorded in other liabilities.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended is presented in the following table:

	2003		2002		2001	
	Shares (in 000s)	Weighted Average Exercise Price	Shares (in 000s)	Weighted Average Exercise Price	Shares (in 000s)	Weighted Average Exercise Price
Outstanding at beginning of year	7,740	$19.73	7,587	$18.45	7,393	$15.68
Granted	4,883	34.49	1,065	28.93	3,253	26.38
Exercised	(978)	20.24	(481)	13.18	(309)	10.71
Canceled/Expired/Forfeited	(606)	27.93	(431)	27.26	(2,750)	21.08
Outstanding at end of year	11,039	$25.77	7,740	$19.73	7,587	$18.45
Exercisable at end of year	5,402	$18.65	4,461	$14.26	4,034	$11.54
Weighted average fair value of options granted		$13.96		$13.11		$13.16

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding (in 000s)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (in 000s)	Weighted-Average Exercise Price
$ 7.00 – $11.00	2,732	4.1	$ 9.50	2,732	$ 9.50
11.01 – 26.00	1,872	7.0	23.27	1,275	22.94
26.01 – 38.00	3,826	8.0	29.29	998	30.03
38.01 – 46.00	2,593	5.8	39.38	397	39.25
46.01 – 54.00	16	9.6	47.30	–	–
	11,039			5,402	

Restricted Unit Plan

Pursuant to the restricted unit plan of the Company, each non-employee director of the Company received a one-time grant of 25,000 units upon becoming a director of the Company. The units represent the right to receive an equivalent number of shares of common stock upon separation from service as a member of the Board of Directors, subject to certain restrictions. The units are subject to certain transfer restrictions for a specified period during which the director has the right to receive dividends. The units vest 25 percent for each year of service. Unvested units are generally forfeited if the director ceases to be a non-employee director prior to the end of the restricted period.

Note 14 | OTHER EXPENSE, NET

Other expense, net, consists of interest income on cash and cash equivalents and other non-operating income and expense items. Other expense, net, includes the following for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Call premiums	$43.8	$ –	$ –
Write-off of deferred financing fees	22.1	4.1	–
Acquisition-related foreign currency hedges	15.7	–	–
Fixed-swap unwind costs	–	7.1	–
Equity investments	–	–	6.0
Interest income and other	(3.9)	1.1	(4.7)
	$77.7	$12.3	$ 1.3

Note 15 | INCOME TAXES

The domestic and foreign components of income before income taxes are as follows for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Domestic	$37.0	$ 88.9	$ 0.6
Foreign	59.1	52.6	29.7
Income before income taxes	$96.1	$141.5	$30.3

The components of the income tax provision are as follows for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Current income tax expense:			
Federal	$11.2	$ 0.5	$ –
State	2.3	1.8	1.5
Foreign	4.7	6.4	12.7
Total current	18.2	8.7	14.2
Deferred income tax expense (benefit):			
Federal	0.7	29.4	0.6
State	0.2	1.3	(0.3)
Foreign	(1.4)	5.4	(0.6)
Total deferred	(0.5)	36.1	(0.3)
Total income tax provision	$17.7	$44.8	$13.9

A reconciliation of income tax expense at the U.S. statutory rate to the recorded income tax provision is as follows for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Taxes computed at statutory rate	$ 33.6	$49.5	$10.6
Foreign tax rate differential	(19.4)	(9.2)	(2.2)
Valuation allowance on foreign losses not tax benefited	2.0	2.2	1.0
State income taxes, net of federal benefit	1.6	2.1	1.7
Non-deductible permanent items, net	0.7	1.4	2.8
Other	(0.8)	(1.2)	–
Income tax provision	$ 17.7	$44.8	$13.9

The tax effects of temporary items that gave rise to significant portions of the deferred tax income tax assets and liabilities are as follows as of December 31, 2003 and 2002 (in millions):

	2003	2002
Deferred tax assets:		
Postretirement benefit costs other than pension	$ 21.2	$ 22.8
Environmental accruals	11.2	10.6
Operating loss	91.4	68.0
Accrued employee benefits	19.9	23.8
Restructuring accruals	1.5	3.6
Charitable loss	4.7	3.8
Reserves and other accruals	23.2	14.6
Inventory reserves	8.9	10.4
Allowance for doubtful accounts	8.0	9.3
Investments	7.7	7.6
Other items not deductible until paid	18.0	14.6
Gross deferred tax assets	215.7	189.1
Less valuation allowance	(42.7)	(36.2)
Total deferred tax assets	173.0	152.9
Deferred tax liabilities:		
Goodwill and other intangibles	41.7	18.7
Property, plant and equipment	21.9	11.5
Pension	18.3	3.2
Other	16.7	10.6
Total deferred tax liabilities	98.6	44.0
Net deferred tax assets	$ 74.4	$108.9

At December 31, 2003, the net deferred tax asset is classified on the balance sheet as $92.1 million of current deferred tax assets and $17.7 million of long-term deferred tax liabilities. At December 31, 2002, the net deferred tax asset is classified on the balance sheet as $70.6 million of current deferred tax assets and $38.3 million of long-term deferred tax assets. The Perbio acquisition resulted in an increase to deferred tax liabilities of $21.3 million primarily relating to intangible assets acquired.

Deferred tax assets include the benefit of net operating loss carryforwards subject to appropriate valuation allowances. The Company evaluates the tax benefits of operating loss carryforwards on an ongoing basis taking into consideration such factors as the future reversals of existing taxable temporary differences, projected future operating results, the available carryforward period and other circumstances. At December 31, 2003, the Company had accumulated net operating loss carryforwards for tax purposes expiring as follows (in millions):

	Foreign	State	Federal
2004 – 2013	$ 17.0	$ 67.1	$ –
2014 – 2023	–	158.8	106.7
No Expiration	129.0	–	–
Total	$146.0	$225.9	$106.7

The valuation allowances at December 31, 2003 and 2002 predominantly represent allowances against foreign and state net operating losses which are not anticipated to result in future tax benefits.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $122.9 million at December 31, 2003. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. The Company intends to periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient.

The Company is currently under federal audit by the Internal Revenue Service for the taxable years 1999 through 2001. The Company believes that adequate provisions have been made with respect to the federal tax audit and the Company believes the resolution of such audits will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. There are no other significant domestic or foreign tax audits in process or pending.

Note 16 | Employee Benefit Plans

The Company has defined benefit pension plans available to substantially all employees that are either fully paid for by the Company or provide for mandatory employee contributions as a condition of participation. Under the cash balance plan in the United States, a participating employee accumulates a cash balance account which is credited monthly with an allocation equal to 3.5 percent of compensation and interest. The Company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2003, the Company made voluntary contributions of approximately $30 million and $20 million, respectively, to the U.S. and international plans. The Company is not required to contribute to its pension plans in 2004.

The Company also maintains a supplemental non-qualified executive retirement program for certain of its executives. The benefit obligation related to this program is included in the table below and is approximately $25 million and $20 million at December 31, 2003 and 2002, respectively. Assets set aside in a rabbi trust established for this program, that approximate the obligation, are included in other assets on our balance sheet.

The Company, generally at its own discretion, provides a postretirement healthcare program that is administered by the Company to employees who elect to and are eligible to participate. The Company funds a portion of the costs of this program on a self-insured and insured-premium basis and, for the years ended December 31, 2003, 2002 and 2001, made payments totaling $1.2 million, $1.7 million and $1.8 million, respectively.

The changes in benefit obligations and plan assets under the defined benefit pension plans and accumulated benefit obligations were as follows at December 31, 2003 and 2002 (in millions):

	Pension Benefits		Other Postretirement Benefits	
Change in Benefit Obligation	2003	2002	2003	2002
Benefit obligation at beginning of year	$293.8	$260.6	$25.1	$23.2
Service costs	12.6	10.9	0.4	0.4
Interest costs	19.0	17.7	1.6	1.6
Plan participants' contribution	1.0	0.7	–	–
Actuarial (gain) loss	20.9	14.9	0.7	1.5
Benefits paid	(17.4)	(16.1)	(0.9)	(1.7)
Currency translation adjustment	13.7	5.1	1.3	0.1
Benefit obligation at end of year	$343.6	$293.8	$28.2	$25.1

	Pension Benefits	
Change in Plan Assets	2003	2002
Fair value of plan assets at beginning of year	$249.7	$260.0
Actual return on plan assets	33.7	(21.1)
Employer contribution	50.6	22.3
Plan participants' contribution	1.0	0.7
Benefits paid	(17.4)	(16.1)
Currency translation adjustment	11.6	3.9
Fair value of plan assets at end of year	$329.2	$249.7

The funded status of the Company's defined benefit pension and postretirement programs was as follows at December 31, 2003 and 2002 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Funded status	$ (14.4)	$ (44.1)	$(28.1)	$(25.1)
Unrecognized net actuarial (gain) loss	81.8	69.8	(22.1)	(24.8)
Unrecognized prior service costs	(3.5)	(4.1)	(4.7)	(6.9)
Unrecognized net transition obligation	0.4	0.3	–	–
Adjustment required to recognize minimum liability	(3.4)	(15.3)	–	–
Accrued benefit asset (liability)	$ 60.9	$ 6.6	$(54.9)	$(56.8)
Accumulated benefit obligation at the end of year included in the benefit obligation above	$316.2	$277.6		

Weighted-average assumptions used to determine the projected benefit obligations for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Discount rate	6.00%	6.75%	6.75%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine the net benefit cost (income) for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Discount rate	6.75%	6.75%	7.25%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.25%	8.75%	9.75%

The overall expected long-term rate of return is developed from the expected future return of each asset class, weighted by the expected allocation of pension assets to that asset class. The Company considers historical performance for the types of assets in which the plans invest, independent market forecasts and management estimates when developing the expected rate of return for each class of assets. The measurement date for our plans is October 31.

The net periodic pension benefits cost (income) and postretirement healthcare benefit includes the following components for the years ended December 31, 2003, 2002 and 2001 (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit (income) cost						
Service cost	$ 12.6	$ 10.9	$ 10.7	$ 0.4	$ 0.4	$ 0.4
Interest cost	19.0	17.7	17.0	1.6	1.6	1.6
Expected return on plan assets	(25.1)	(24.0)	(25.6)	–	–	–
Amortization of unrecognized net (gain) loss	0.4	0.3	0.2	(2.3)	(2.1)	(2.2)
Amortization of unrecognized prior service benefit	(0.5)	(0.5)	(0.5)	(1.5)	(2.2)	(2.2)
Amortization of unrecognized net transition asset	(0.1)	(0.1)	(0.1)	–	–	–
Recognized net actuarial (gain) loss	0.7	0.1	(0.3)	–	0.1	0.6
Settlement/curtailment (gain) loss	1.3	(0.1)	(1.8)	–	–	–
Net periodic benefit cost (income)	$ 8.3	$ 4.3	$ (0.4)	$(1.8)	$(2.2)	$(1.8)

In 1993, the Company amended certain of its existing postretirement healthcare programs creating an unrecognized prior service benefit. The unrecognized prior service benefit is being amortized over approximately 13 years.

The Company's investment policy for its pension and postretirement plans is to balance risk and return through a diversified portfolio of U.S. equities, non-U.S. equities, fixed income securities and private equity investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations.

The Company's weighted-average asset allocations at October 31, 2003 and 2002 are as follows:

Asset Category	2003	2002
Equity securities	37%	40%
Debt securities	60%	57%
Real estate	3%	3%
Total	100%	100%

The weighted-average asset allocations presented above are consistent with the Company's asset allocation targets.

A 7.25 percent annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2002 and beyond. A change in the assumed healthcare cost trend rate by 1 percentage point effective January 2003 would change the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $0.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost (income) for the year ended December 31, 2003 by approximately $0.1 million.

The Company also maintains a defined contribution savings and profit sharing plan (the "Plan"). Eligible employees are allowed to participate in the Plan immediately upon employment. Participants may elect to contribute between 1 percent and 15 percent of their annual compensation as defined in the Plan. The Company is obligated to contribute an amount equal to 25 percent of each employee's basic contribution, as defined, and may, at the discretion of the Company, contribute additional amounts. For the years ended December 31, 2003, 2002 and 2001, the Company's contributions to the Plan were $4.8 million, $4.4 million and $3.8 million, respectively.

NOTE 17 | CHANGE IN ACCOUNTING PRINCIPLE

During 2002, the Company completed its transitional assessment in accordance with SFAS 142 to determine if goodwill was impaired as of January 1, 2002. As a result the Company recorded a noncash charge of $63.8 million ($46.1 million, net of tax) in our statement of operations reflecting the cumulative effect of the accounting change to adjust goodwill to its current fair value. The scientific products and services segment and laboratory workstations segment accounted for $19.7 million and $44.1 million of the charge, respectively.

The impairment charge in the scientific products and services segment related to certain of our smaller-market international distribution businesses where operating performance was lower than originally forecasted. The laboratory workstations segment is sensitive to changes in capital spending, and several of the markets to which the laboratory workstations segment sells, including the technology industry, experienced a significant economic slowdown causing a reduction in capital spending in those markets. As a result, sales growth was significantly less than originally forecasted, resulting in decreased profitability.

SFAS 142 also requires that goodwill be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform the annual tests for indications of goodwill impairment as of October 31 each year. As of October 31, 2003 and 2002, there were no impairments of goodwill.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The following is a reconciliation of net income, as reported, to net income and net income per share for the years ended December 31, 2003, 2002 and 2001, excluding goodwill amortization (in millions, except per share amounts):

Year Ended December 31,	2003	2002	2001
Net income as reported	$78.4	$50.6	$16.4
Goodwill amortization, net of tax	–	–	14.4
Net income, excluding goodwill amortization	$78.4	$50.6	$30.8
Basic earnings per share			
Basic net income per share as reported	$1.38	$0.93	$0.33
Goodwill amortization	–	–	0.29
Basic net income per share, excluding goodwill amortization	$1.38	$0.93	$0.62
Diluted earnings per share			
Diluted net income per share as reported	$1.29	$0.87	$0.31
Goodwill amortization	–	–	0.27
Diluted net income per share, excluding goodwill amortization	$1.29	$0.87	$0.58

NOTE 18 | RESTRUCTURING AND OTHER CHARGES

During 2001, the Company implemented restructuring plans (collectively the "2001 Restructuring Plan") focused on the integration of certain international operations and acquisitions and a streamlining of the domestic operations, including the consolidation of office, warehouse and manufacturing facilities and the discontinuance of certain product lines. As a result of these actions, the Company recorded a restructuring charge of $27.0 million. The 2001 Restructuring Plan includes $18.3 million related to estimated employee separation costs and $8.7 million of other exit costs. The charge for employee separation arrangements relates to termination and other severance costs associated with 780 salaried and hourly employees. The other exit costs primarily represent lease-cancellation costs and costs associated with the discontinuance of certain product lines. The scientific products and services, healthcare products and services and laboratory workstations segments accounted for $15.9 million, $11.0 million and $0.1 million, respectively, of this charge. The Company also recorded a restructuring credit of $0.8 million for the reversal of certain costs accrued for restructuring plans recorded prior to 2001.

During 2002, the Company recorded net restructuring credits of $2.2 million for the reversal of certain costs accrued for the 2001 Restructuring Plan; $2.0 million of the restructuring credits are primarily related to a reduction in estimated severance costs due to certain employees electing to voluntarily separate from the Company. The scientific products and services and healthcare products and services segments accounted for $2.1 million and $0.1 million of the restructuring credit, respectively.

As of December 31, 2003, $2.2 million in accruals related to ongoing lease commitments are included on the balance sheet related to the 2001 Restructuring Plan. Total cash payments since the inception of the restructuring plan have amounted to $22.6 million, of which $16.3 million pertains to employee severance and $6.3 million pertains to other exit costs.

In connection with the May 2001 stock offering, the Company accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, issued and deposited into a rabbi trust. The number of shares issued was determined by dividing the "spread" value of the option (the difference between the last reported sale price on March 30, 2001 of $35.44, the date of the transaction, and the exercise price of the option) by $35.44. As a result, the Company recorded a primarily noncash compensation charge of $33.5 million in 2001.

Note 19 | Segment and Geographic Financial Information

During 2003, the Company changed the way it reports segments to reflect the way the business is now managed. The Company reports financial results on the basis of three reportable segments: scientific products and services, healthcare products and services and laboratory workstations.

Selected business segment financial information for the years ended December 31, 2003, 2002 and 2001 is presented below (in millions):

	Sales			Income from Operations		
	2003	2002	2001	2003	2002	2001
Scientific products and services	$2,501.0	$2,258.0	$1,973.8	$230.0	$206.2	$175.8
Healthcare products and services	877.2	806.7	746.6	35.7	25.2	24.2
Laboratory workstations	206.1	193.9	178.6	11.1	11.7	8.7
Eliminations	(19.9)	(20.2)	(19.0)	(0.1)	(0.2)	0.3
Segment subtotal	3,564.4	3,238.4	2,880.0	276.7	242.9	209.0
Restructuring and other charges (credits)	–	–	–	–	(2.2)	61.2
Inventory step-up	–	–	–	18.1	–	–
Goodwill amortization	–	–	–	–	–	16.7
Total	$3,564.4	$3,238.4	$2,880.0	$258.6	$245.1	$131.1

Income from operations is revenue less related direct and allocated expenses. Intercompany sales and transfers between segments were not material for 2003, 2002 or 2001.

In 2003, the Company recorded a charge of $18.1 million related to the step-up of Perbio's inventory to its acquired fair value. In 2002, the Company recorded a restructuring credit of $2.2 million. The scientific products and services, healthcare products and services and laboratory workstations segments accounted for $16.2 million, $11.4 million and $0.1 million, respectively, of the 2001 restructuring and other charges (credits). In addition, the Company accelerated the vesting of common stock options and recorded a primarily noncash compensation charge of $33.5 million in 2001 which is not allocated by segment.

Total assets, capital expenditures and depreciation and amortization by segment for the years ended December 31, 2003, 2002 and 2001 are as follows (in millions):

	Assets			Capital Expenditures			Depreciation and Amortization		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Scientific products and services	$2,387.8	$1,336.0	$1,261.5	$63.1	$32.3	$28.9	$67.2	$57.6	$56.3
Healthcare products and services	365.3	411.5	410.9	11.6	6.8	6.5	11.6	12.3	16.4
Laboratory workstations	106.3	123.9	166.8	5.5	4.8	4.7	4.0	5.0	9.3
Total	$2,859.4	$1,871.4	$1,839.2	$80.2	$43.9	$40.1	$82.8	$74.9	$82.0

Sales outside the United States were approximately 20 percent, 18 percent and 19 percent of total sales in 2003, 2002 and 2001, respectively. No single foreign country accounted for more than 10 percent of sales during any of the three years ended December 31, 2003.

Long-lived assets and revenue by geographic area for the years ended December 31, 2003, 2002 and 2001 are as follows (in millions):

	Long-Lived Assets	
	2003	2002
Long-lived assets by geographic area:		
Domestic	$1,273.9	$617.8
International	414.9	334.7
Total	$1,688.8	$952.5

	Revenue		
	2003	2002	2001
Revenue by geographic area:			
Domestic	$2,917.4	$2,689.5	$2,363.0
International	696.3	584.6	532.0
Eliminations	(49.3)	(35.7)	(15.0)
Total	$3,564.4	$3,238.4	$2,880.0

Note 20 RELATED PARTIES

In 2003, the Company recorded a charge of $1.5 million to terminate the management agreement between the Company and Thomas H. Lee Company ("THL") pursuant to which THL and certain of its affiliates provided consulting and management advisory services. This agreement was originally set to expire in 2005 and would have resulted in fees totaling $1.8 million being paid to THL for the period from the termination date through the end of the original term of the agreement.

The Company is a party to a rental and service agreement with Latona Associates Inc. (which is controlled by a stockholder of the Company) under which the Company provides office space and certain building administrative services. The Company received $250,000 under the agreement for each of the three years ended December 31, 2003, 2002 and 2001. The Company made contributions of $0.8 million, $1.7 million and $0.7 million to the Winthrop Foundation (the "Foundation") in 2003, 2002 and 2001, respectively. The Foundation is a charitable private foundation that makes charitable contributions on behalf of the Company and its employees and has common board members with the Company. The Company is not obligated to make future contributions to the Foundation.

Note 21 SUBSEQUENT EVENTS

On February 11, 2004, the Company signed a definitive agreement to acquire Dharmacon, Inc. ("Dharmacon") for $80 million in cash. Dharmacon focuses on RNA technology, including RNA interference (RNAi) and small interfering RNA (siRNA). RNA is a tool for life-science research that increases the efficiency of the drug discovery process.

On March 1, 2004, the Company acquired Oxoid Group Holdings Limited ("Oxoid") for $330 million. Oxoid is a United Kingdom-based manufacturer of microbiological culture media and other diagnostic products that test for bacterial contamination.

On February 12, 2004, the Company amended its existing $225 million receivables securitization facility extending the facility's maturity date to February 2005. All other material terms and conditions remained unchanged.

In March 2004, the Company issued and sold $300 million principal amount of 3.25 percent convertible senior subordinated notes due March 1, 2024. These notes were issued under a "shelf" registration statement dated September 3, 2003.

Note 22 RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") which provides guidance on when to consolidate variable interest entities. In December 2003, the FASB revised FIN 46 with FIN 46R. In addition to conforming to previously issued FASB Staff Positions, FIN 46R deferred the implementation date for certain variable interest entities. The Company will adopt the provisions of FIN 46R immediately for entities created after December 31, 2003. For entities created prior to December 31, 2003, the Company will adopt FIN 46R in the first quarter of 2004, as required.

In December 2003, the FASB issued Statement of Financial Accounting Standard No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("SFAS 132(R)"). SFAS 132(R) increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. The new disclosure requirements required by SFAS 132(R) are effective for fiscal years ending after June 15, 2003.

In December 2003, the FASB issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," (the "Act") ("FSP 106-1"). FSP 106-1 permits a sponsor of a postretirement healthcare plan that provides a prescription drug benefit to make a one-time election to defer accounting for the Act. The election to defer accounting for the Act must be made before net periodic postretirement benefit costs for the period that includes the Act's enactment are first included in reported financial information. The decision to defer the accounting for the Act is effective for the Company for the quarter ending March 31, 2004. The adoption of FSP 106-1 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

NOTE 23 UNAUDITED QUARTERLY FINANCIAL INFORMATION

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol FSH. The following is a summary of quarterly financial information for 2003 and 2002 including the high and low closing sales prices of the stock as reported by the NYSE for each of the quarterly periods listed (in millions, except per share data):

	2003				
	FIRST	SECOND	THIRD	FOURTH	YEAR
Sales	$833.4	$864.5	$890.0	$976.5	$3,564.4
Gross profit[(a)]	218.5	227.8	239.0	254.2	939.5
Net income (loss)[(b)]	$ (0.9)	$ 33.0	$ 27.7	$ 18.6	$ 78.4
Net income (loss) per common share:					
Basic	$ (0.02)	$ 0.60	$ 0.50	$ 0.30	$ 1.38
Diluted	$ (0.02)	$ 0.57	$ 0.47	$ 0.28	$ 1.29
Market price:					
High	$32.30	$35.47	$40.83	$42.24	$ 42.24
Low	$27.70	$26.19	$35.04	$38.48	$ 26.19

	2002				
	FIRST	SECOND	THIRD	FOURTH	YEAR
Sales	$775.5	$809.9	$830.9	$822.1	$3,238.4
Gross profit	205.1	213.5	218.1	218.4	855.1
Income before cumulative effect of accounting change	19.8	20.1	29.9	26.9	96.7
Cumulative effect of accounting change, net of tax	(46.1)	–	–	–	(46.1)
Net income (loss)	$ (26.3)	$ 20.1	$ 29.9	$ 26.9	$ 50.6
Basic income per common share before cumulative effect of accounting change	$ 0.37	$ 0.37	$ 0.55	$ 0.49	$ 1.77
Cumulative effect of accounting change	(0.84)	–	–	–	(0.84)
Basic net income per common share	$ (0.47)	$ 0.37	$ 0.55	$ 0.49	$ 0.93
Diluted income per common share before cumulative effect of accounting change	$ 0.34	$ 0.35	$ 0.52	$ 0.46	$ 1.67
Cumulative effect of accounting change	(0.80)	–	–	–	(0.80)
Diluted net income per common share	$ (0.46)	$ 0.35	$ 0.52	$ 0.46	$ 0.87
Market price:					
High	$31.00	$32.95	$31.00	$31.72	$ 32.95
Low	$25.76	$26.48	$23.25	$27.20	$ 23.25

(a) During 2003, the Company recorded a charge of $18.1 million related to the step-up of Perbio's inventory to its acquired fair value.

(b) During 2003, the Company recorded charges totaling $81.6 million consisting of $15.7 million for options to hedge the foreign currency exposure related to the acquisition of Perbio and $65.9 million in call premiums and the write-off of deferred financing fees associated with the retirement of debt.

independent auditors' report

To the Board of Directors of Fisher Scientific International Inc.:

We have audited the accompanying balance sheets of Fisher Scientific International Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, cash flows, and changes in stockholders' equity (deficit) and other comprehensive income (loss) for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Fisher Scientific International Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

New York, New York
March 2, 2004

corporate information

headquarters

Fisher Scientific International Inc.
One Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911
www.fisherscientific.com

stock listing

Fisher Scientific common stock is listed on the New York Stock Exchange under the symbol FSH.

stock transfer agent and registrar

Inquiries concerning transfer requirements, stock holdings, dividend checks, duplicate mailings and change of address should be directed to:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: 800-756-3353
www.melloninvestor.com

investor relations

Investors and their analysts should direct their inquiries to:

Director of Investor Relations
Fisher Scientific International Inc.
One Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911

requests for reports

The Fisher Scientific annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by written request to the Corporate Secretary at the headquarters address. These reports are also available on the Internet at www.fisherscientific.com and www.sec.gov (search the EDGAR Archives for "Fisher Scientific").

Michael D. Dingman, 72, is president of Shipston Group Ltd., a position he has held since 1994. He was chairman of Fisher Scientific International Inc. from 1991 until 1998.

Anthony J. DiNovi, 41, is a managing director of Thomas H. Lee Partners, L.P. and has been employed by the company and its predecessor, Thomas H. Lee Company, since 1988. Mr. DiNovi is also a director of American Media Operations, Inc., Endurance Specialty Holdings Ltd., Eye Care Centers of America, Inc., Fairpoint Communications, Inc., Michael Foods Inc., National Waterworks, Inc., US LEC Corp. and Vertis, Inc.

Paul M. Meister, 51, is vice chairman of Fisher Scientific International Inc., a position he has held since 1998. From 1998 to 2001, Mr. Meister also served as executive vice president and chief financial officer. From 1991 to 1998, he was senior vice president and chief financial officer. He is vice chairman of the board of General Chemical Industrial Products Inc. (formerly The General Chemical Group Inc.) and serves as a director of LKQ Corporation, M&F Worldwide Corp., Minerals Technologies Inc. and National Waterworks, Inc.

Paul M. Montrone, 62, is chairman and chief executive officer of Fisher Scientific International Inc. He has served as chairman since 1998 and chief executive officer since 1991. From 1991 to 1998, he also served as president and as a director. Mr. Montrone is chairman of General Chemical Industrial Products Inc. (formerly The General Chemical Group Inc.).

Dr. Charles A. Sanders, 72, has been chairman of the Foundation for the National Institutes of Health since its founding in 1996. Dr. Sanders also served as chief executive officer of Glaxo Inc. from 1989 to 1994 and was chairman of the board from 1992 to 1995. He is a director of BioPure Corp., Cephalon Inc., Genentech Inc., Trimeris Inc. and Vertex Pharmaceuticals.

Scott M. Sperling, 46, is a managing director of Thomas H. Lee Partners, L.P. and has been employed by the company and its predecessor, Thomas H. Lee Company, since 1994. Mr. Sperling also serves as a director of Houghton Mifflin Co., Live Wire Systems, LLC, Vertis, Inc., Warner Music Group and Wyndham International.

W. Clayton Stephens, 61, is president and a director of Warren Capital Corporation, positions he has held since 1984 when he founded the company. He is also a member of the Advisory Board of Sonoma National Bank.

corporate officers

Paul M. Montrone
Chairman of the Board and Chief Executive Officer

Paul M. Meister
Vice Chairman of the Board

David T. Della Penta
President and Chief Operating Officer

Kevin P. Clark
Vice President and Chief Financial Officer

Todd M. DuChene
Vice President, General Counsel and Secretary

biotechnology council

John I. Brauman, Ph.D.
J.G. Jackson-C.J. Wood Professor of Chemistry, Stanford University

Charles R. Cantor, Ph.D.
Chief Scientific Officer and Director of SEQUENOM, Inc.; Director of the Center for Advanced Biotechnology, Boston University; Founder of SelectX Pharmaceuticals, Inc.

Leroy E. Hood, M.D., Ph.D.
President, Institute for Systems Biology

Michael L. Shelanski, M.D., Ph.D.
Delafield Professor of Pathology and Chairman of the Department of Pathology, Columbia University

Concept and Design: www.crittgraham.com. Printing: United Lithograph.

FISHER SCIENTIFIC INTERNATIONAL INC. | ONE LIBERTY LANE HAMPTON, NH 03842 | 603.926.5911 | www.fisherscientific.com



Fisher Scientific International Inc.